FORDING CANADIAN COAL TRUST

ANNUAL INFORMATION FORM

March 1, 2007

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION ADVISORY

1

NON-GAAP FINANCIAL MEASURES

1

DEFINED TERMS

2

CONVERSION TABLE

2

REFERENCES TO CURRENCY

2

CORPORATE STRUCTURE

3

GENERAL DEVELOPMENT OF THE BUSINESS

4

DESCRIPTION OF THE BUSINESS

6

RESERVES AND RESOURCES

20

RISK FACTORS

29

OTHER INFORMATION REGARDING THE TRUST

37

ANNUAL AND QUARTERLY FINANCIAL INFORMATION

42

CAPITAL STRUCTURE

42

MARKETS FOR SECURITIES

47

GOVERNANCE

47

CONFLICTS OF INTEREST

58

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

58

LEGAL PROCEEDINGS

58

TRANSFER AGENT AND REGISTRAR

58

MATERIAL CONTRACTS

58

ADDITIONAL INFORMATION

60

APPENDIX “A”:  GENERAL GLOSSARY

A-1

APPENDIX “B”:  GLOSSARY OF TECHNICAL TERMS

B-1

APPENDIX “C”:  DEFINITIONS OF MINERAL RESERVES AND MINERAL RESOURCES

C-1

APPENDIX “D”:  FORDING CANADIAN COAL TRUST AUDIT COMMITTEE CHARTER

D-1

-i-

FORWARD-LOOKING INFORMATION ADVISORY

This annual information form (“Annual Information Form”) contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This Annual Information Form contains forward-looking information, including in, but not limited to, the sections titled “Description of the Business” and “Reserves and Resources”.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this Annual Information Form please refer to the section entitled Risk Factors on page 29.

The forward-looking statements contained in this Annual Information Form are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following:  no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at mine sites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal’s customers which could impact coal purchases; no material variation in historical coal purchasing practises of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual report, quarterly reports, material change reports and news releases. The Trust’s public filings are available on the Trust’s website at www.fording.ca. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s public filings, in the United States, including the Trust’s most recent annual report on form 40-F, as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

NON-GAAP FINANCIAL MEASURES

Financial measures such as “Distributable Cash”, “Available Cash”, “cash available for distribution”, “sustaining capital expenditures” and “net income before unusual items, future income taxes and discontinued operations” that are not measures recognized under generally accepted accounting principles (“GAAP”) in Canada or the United States and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. These measures, which have been derived from our financial statements and applied on a consistent basis, are presented and/or incorporated by reference in this Annual Information Form because management of the Trust believes these non-GAAP measures are of assistance in understanding the Trust’s results of operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash to Unitholders.

Distributable Cash and Cash Available for Distribution

Cash available for distribution (referred to as “Distributable Cash” in the Declaration of Trust) is the term used to describe the cash from the Trust that is available for distribution to Unitholders. Actual distributions of cash to Unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust. To the extent that distributions do not exceed the taxable income of the Trust, a distribution equal to the excess of taxable income over prior distributions in the year will be payable to Unitholders of record on the last day of each taxation year of the Trust.

Although the Trust uses cash available for distribution, it is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution, when used in this Annual Information Form and other Trust disclosures, may not be comparable to similarly named measures presented by other trusts.

Generally, cash available for distribution refers to all of the cash received by the Trust from the Royalty, its indirect investments in Elk Valley Coal and its direct and indirect investments in NYCO, less specified costs of the Trust. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures are expenditures made in respect of capital asset additions, replacements or improvements required to maintain business operations at current levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management and is reviewed by the Board of Directors. Cash reserves, which are a discretionary decision of the Trust and its subsidiaries and of Elk Valley Coal, may be established, which would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its Partners; however, such allocations must be authorized by a Special Resolution of the Partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

DEFINED TERMS

The meanings of certain capitalized terms used in this Annual Information Form can be found in the General Glossary and the Glossary of Technical Terms set forth respectively at Appendix “A” and Appendix “B”.

CONVERSION TABLE

To Convert To	From	Multiply By
Cubic Yards	Cubic metres	1.308
Feet	Metres	3.281
Miles	Kilometres	0.621
Acres	Hectares	2.471
Pounds	Kilograms	2.205
Short Tons	Tonnes	1.102
Long tons	Tonnes	0.984
BTU/lb	kJ/kg	0.430

REFERENCES TO CURRENCY

Unless otherwise noted, all references in this Annual Information Form to monetary amounts are expressed in Canadian dollars and “$” means Canadian dollars.

CORPORATE STRUCTURE

Name and Formation

The Fording Canadian Coal Trust is an open-ended mutual fund trust governed by the Declaration of Trust and the laws of Alberta. The Trust’s head office is located at Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta T2G 0R3.

Intercorporate Relationships

The following chart sets forth all material subsidiaries of the Trust as at December 31, 2006, and indicates their respective jurisdictions of incorporation or organization and the ownership percentage of each such entity beneficially owned, or over which control or direction is exercised by the Trust.

Notes:

(1)

Prior to April 1, 2006, Fording LP’s interest was 61%.  See “General Development of the Business – Three-Year History – Achievement of Synergies.”

(2)

Jurisdiction – Delaware

(3)

Jurisdiction – Nova Scotia

(4)

Jurisdiction – Alberta

(5)

Jurisdiction – Canada

(6)

Jurisdiction - Mexico

(7)

Effective August 1, 2005, Elk Valley Coal contributed the Elkview mine to Elkview LP for a direct and indirect 95% partnership interest and subsidiaries of NSC and POSCO each acquired a 2.5% limited partnership interest by each contributing U.S. $25 million.

GENERAL DEVELOPMENT OF THE BUSINESS

General Description of the Business

The Trust is one of the largest royalty trusts in Canada. The Units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG). Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to Unitholders.

Three-Year History

The Trust was established in connection with the 2003 Arrangement that became effective on February 28, 2003. The nature and development of the businesses in which the Trust has invested during the three most recently completed financial years is described in “Description of the Business – Elk Valley Coal – The Last Three Years” and “Description of the Business – NYCO – The Last Three Years”.

Issuance of Two Million Units

The Trust filed a short form prospectus on April 12, 2004 in connection with the issuance of two million Units on a bought deal basis to a syndicate of underwriters led by RBC Capital Markets at $52.50 per Unit on a pre-split basis. The offering closed on April 16, 2004. The proceeds were used to pay down indebtedness, which provided a greater range of financing alternatives for funding the Trust’s portion of the development costs of the Cheviot pit at the Cardinal River operations.

Achievement of Synergies

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco and certain affiliates of Teck Cominco. The EVC Partnership Agreement provided for an increase in Teck Cominco’s interest in Elk Valley Coal to a maximum of 40% in the event that Teck Cominco, as managing partner, was able to realize certain synergies as a result of the combination of the various mines and other properties comprising Elk Valley Coal. After discussions among the Partners and upon review of reports of various experts, the Partners determined that synergies had been achieved and that the Trust’s interest would be reduced to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006. Teck Cominco’s entitlements increased correspondingly over the same period. The Trust accounted for the estimated effect of the 5% reduction by recording it to earnings in its financial results for the period ended March 31, 2004. This charge was reduced by recording an estimate of cash to be received in Distribution Entitlements until March 31, 2006. The actual Distribution Entitlements received since March 31, 2004 were included in cash available for distribution.

Quintette Mine Asset Transfer

On December 31, 2004, Elk Valley Coal accepted the early contribution of certain of the Quintette mine assets and purchased certain other assets of Teck Cominco related to the Quintette mine. The contribution of the Quintette mine assets, including equipment, coal leases, permits and licenses was contemplated by the 2003 Arrangement and was to occur once Teck Cominco had completed the reclamation of the Quintette minesite. However, Elk Valley Coal agreed to an earlier transfer of the Quintette mine assets before reclamation was completed in return for an agreement by Teck Cominco to complete the reclamation and provide Elk Valley Coal with an indemnity against any liability arising from the early transfer.

Elkview LP

Effective August 1, 2005, Elk Valley Coal contributed the Elkview operations to Elkview LP for a direct and indirect 95% partnership interest and subsidiaries of NSC and POSCO each acquired a 2.5% limited partnership interest by each contributing US$25 million. The proceeds of the NSC and POSCO contributions were used toward capital expenditures intended to increase the annual production capacity of the Elkview operations. In addition, NSC and POSCO each entered into 10-year sales agreements with Elk Valley Coal in connection with the transaction. Elkview Mine G.P. is the managing partner of Elkview LP and a wholly owned subsidiary of Elk Valley Coal. Pursuant to a management agreement, Elk Valley Coal provides management services to Elkview Mine G.P.

2005 Arrangement

At the 2005 Annual and Special Meeting, Unitholders approved a two-step reorganization of the Trust and its subsidiaries. The first step of the reorganization was completed on August 24, 2005 pursuant to a plan of arrangement under section 192 of the CBCA (the “2005 Arrangement”). The 2005 Arrangement created a flow-through structure by transferring Fording Inc.’s partnership interest in Elk Valley Coal, to Fording LP, a new limited partnership, of which the Trust directly and indirectly owns all of the partnership interests. Fording ULC is the general partner of Fording LP and a wholly owned subsidiary of the Trust. The 2005 Arrangement also resulted in the Trust directly and indirectly owning all of the securities of NYCO previously held by Fording Inc. Fording ULC manages NYCO on behalf of the Trust pursuant to a management services agreement. The second step of the reorganization, whereby the Trust would further reorganize into a royalty trust at year end, was not completed because of delays resulting from the moratorium on advance tax rulings relating to income trusts by the Canada Revenue Agency in the fall of 2005. The purpose of reorganizing into a royalty trust was to allow the Trust to qualify for an exemption from a provision of the Tax Act that limits the level of Non-Resident ownership of units of income trusts.

Unitholders also approved a three-for-one split of the Units at the 2005 Annual and Special Meeting. The split became effective on September 6, 2005 with holders of record as at September 2, 2005, receiving two additional Units for each Unit held at that time.

A more detailed description of the 2005 Arrangement is contained in the Notice of Meeting and Management Information Circular dated April 2, 2005, that was mailed to Unitholders in advance of the 2005 Annual and Special Meeting and is available at www.sedar.com, www.sec.gov and on the Trust’s website at www.fording.ca.

2006 Reorganization

At the 2006 Annual and Special Meeting of the Trust, Unitholders approved a modified royalty reorganization structure. Subject to receiving a favourable advance tax ruling from the Canada Revenue Agency, the modified structure would have resulted in the creation of the Royalty and the reorganization of the assets and liabilities of the Trust under a new trust that, as a royalty trust, would have from the time of its creation qualified for an exemption from a provision of the Tax Act that limits the level of Non-Resident ownership of units of income trusts. Application for the advance tax ruling was made in February 2006 but the ruling had not been received by October 31, 2006 when the Federal Government announced proposed tax changes affecting income trusts, other than real estate investment trusts, including a tax on trust distributions effective January 1, 2007 for trusts whose units publicly trade for the first time after October 31, 2006. The Trustees decided not to proceed with the modified structure as it would have resulted in the new royalty trust being subject to the new tax on distributions beginning in 2007. Instead, the Trustees determined that it was in the best interests of Unitholders to reorganize the Trust into a royalty trust largely in the manner approved by Unitholders at the 2005 Annual and Special Meeting. The reorganization was completed effective January 1, 2007 following receipt of a favourable advance tax ruling from the Canada Revenue Agency. As a royalty trust, the Trust qualifies for an exemption from a provision of the Tax Act that limits the level of Non-Resident ownership of units of income trusts. The reorganization into a royalty trust did not change the distribution policy of the Trust or affect the amount of cash available for distribution to Unitholders.

Distribution Reinvestment Plan

The Trustees have approved the implementation of a distribution reinvestment plan which will permit eligible Unitholders to reinvest their distributions in Units issued by the Trust. Subject to satisfying certain regulatory requirements, the plan is expected to be operational for the distribution payable in respect of the first quarter of 2007.

Changes to Applicable Tax Legislation

Withholding on Distributions to Non-Residents

The Tax Act was amended on May 13, 2005 to provide that, effective as of January 1, 2005, certain types of distributions made by an income trust to Non-Residents that were otherwise not subject to Canadian tax, including withholding tax, were subject to withholding under the Tax Act at a rate of 15% of the gross amount of the distribution.

Federal Government Announces Proposal to Tax Distributions from Income Trusts

On October 31, 2006, the Federal Government announced its intention to introduce legislation which will create a new tax regime for income trusts, other than real estate investment trusts. Essentially, the legislation will require that a trust’s distributions to unitholders be taxed at rates similar to corporate tax rates. The new tax on trust distributions will, if the legislation is enacted, become effective on January 1, 2011 for trusts whose units were publicly traded on October 31, 2006, such as the Trust. Draft legislation to implement the distribution tax was released by the Department of Finance on December 21, 2006. For more information on the draft legislation, please visit the Department of Finance website at www.fin.gc.ca or the Canadian Association of Income Funds (“CAIF”) website at www.caif.ca.

The Trust is assessing the impact of the proposed new tax regime for income trusts. On January 30, February 1, and February 13, 2007, the House of Commons Standing Committee on Finance (the “Finance Committee”) held public hearings on the proposed new tax regime. The Trust is a member of CAIF, whose representative appeared as a witness before the Finance Committee on January 30, 2007. On February 28, 2007, the Finance Committee released its report which included a number of recommendations to the Federal Government, two of which are (i) that the proposed tax on trust distributions should be reduced from the proposed rate of 31.5% to a rate of 10%, which would come into effect immediately and would be fully refundable to Canadian investors including those exempt from taxation; or (ii) the proposed tax should become effective January 1, 2017 instead of January 1, 2011.

It is not clear whether these recommendations by the Finance Committee will be enacted by Parliament.

DESCRIPTION OF THE BUSINESS

The Trust does not carry on any active business. The Trust owns the Royalty, an indirect 60% interest in Elk Valley Coal and a direct and indirect 100% interest in NYCO. The Trust also owns the Fording Royalty. The Trust uses the cash it receives from these investments to make quarterly distributions to its Unitholders.

The Trust had revenues of $1.85 billion in 2006, $1.88 billion in 2005, and $1.17 billion in 2004. Elk Valley Coal accounted for 97% of the Trust’s revenues in 2006 and NYCO accounted for the balance.

The Royalty Agreement

Pursuant to the Royalty Agreement, Fording LP granted to the Trust a 96% net profits interest (the “Royalty”) in Fording LP’s share of the net proceeds of production from the mines owned by Elk Valley Coal and by Elkview LP and other cash flows generated within Fording LP.

The Trust will receive quarterly royalty payments from Fording LP based on (i) Fording LP’s share of production revenues in respect of the mines owned by Elk Valley Coal and Elkview LP after deductions of certain costs and (ii) certain other revenues in respect of Fording LP. Fording LP’s share of production revenues and certain other revenues will be computed by reference to the 60% interest that Fording LP has in the mines that Elk Valley Coal owns or in which it has an interest.

The Royalty and the interest of the Trust in the Royalty do not constitute an interest in land or any type of real property interest.

Elk Valley Coal

Overview

Elk Valley Coal is a general partnership that was formed under the laws of the Province of Alberta in connection with the 2003 Arrangement. At the time of the 2003 Arrangement the partners of Elk Valley Coal were Fording Inc., Teck Cominco, QCP and TBCI, with Teck Cominco as managing partner. QCP and TCBI are affiliates of Teck Cominco. At its formation, Fording Inc. held a 65% interest in Elk Valley Coal and the remaining 35% interest was held by Teck Cominco and its affiliates. As part of the 2003 Arrangement, Elk Valley Coal acquired certain metallurgical coal mining operations and assets formerly owned by a predecessor of Fording Inc., Teck Cominco and its affiliates, and the Luscar/CONSOL joint ventures.

The EVC Partnership Agreement provided for Teck Cominco, as managing partner, to increase its interest in Elk Valley Coal to a maximum of 40% (inclusive of the interests of TBCI and QCP) to the extent that synergies achieved from the combination of the various metallurgical coal mining operations and assets acquired by Elk Valley Coal exceeded certain target levels. The synergy targets were exceeded and Teck Cominco’s interest in Elk Valley Coal increased to 38% effective April 1, 2004, to 39% effective April 1, 2005, and to 40% effective April 1, 2006.

On February 28, 2005, Teck Cominco and TBCI contributed their interests in Elk Valley Coal to the Teck Cominco Coal Partnership of which Teck Cominco and TBCI are the partners. Following such contribution, Teck Cominco Coal Partnership became the managing partner of Elk Valley Coal. On August 24, 2005, Fording LP acquired Fording Inc.’s interest in Elk Valley Coal. As at December 31, 2006, the Partners of Elk Valley Coal were Fording LP, Teck Cominco Coal Partnership and QCP. See “General Development of the Business – Three Year History – 2005 Arrangement”.

Effective August 1, 2005, Elk Valley Coal contributed the Elkview mine in southeastern British Columbia to Elkview LP for a direct and indirect 95% partnership interest and subsidiaries of NSC and POSCO each acquired a 2.5% limited partnership interest by each contributing US$25 million.

Summary of EVC Partnership Agreement

Elk Valley Coal is operated pursuant to the terms of the EVC Partnership Agreement, the material terms of which are summarized below.

Management of Elk Valley Coal

The managing partner supervises management of Elk Valley Coal, and provides strategic direction. However, certain significant matters regarding Elk Valley Coal must be approved by Partners holding not less than 95% of the outstanding Distribution Entitlements (a “Special Resolution of the Partners”), as further described below.

The managing partner can resign as managing partner on 60 days advance notice to the other Partners. Further, the managing partner will be deemed to have resigned in certain circumstances (insolvency, reduction in its interest below 20%, or wilful default of the EVC Partnership Agreement). In such circumstances, Partners holding a Distribution Entitlement of more than 5% (other than the resigning managing partner if the managing partner was deemed to have resigned due to insolvency or wilful default of the EVC Partnership Agreement) must unanimously select a new managing partner. Pending the selection of a new managing partner, the Partner then holding the largest Distribution Entitlement can designate a temporary managing partner.

The day-to-day operations of Elk Valley Coal are undertaken by officers of Elk Valley Coal and other management personnel designated by the managing partner.

Annual Budget Approval Process

The annual operation of Elk Valley Coal, including budgeting and capital spending, must be set out in a capital and operating plan and budget for each calendar year (the “Operating and Capital Plans”). The Operating and Capital

Plans must be presented to the Partners by no later than November 15 of each year for the following calendar year and must be approved by a Special Resolution of the Partners.

The managing partner must use its best efforts to ensure that the business of Elk Valley Coal is conducted substantially in accordance with Operating and Capital Plans, except in certain extraordinary circumstances. Any material amendment or variation to such plans must also be approved by a Special Resolution of the Partners.

Special Resolution of the Partners Matters

In addition to the approval of the Operating and Capital Plans or any material amendment thereto, a Special Resolution of the Partners is required in a variety of other circumstances such as any change in the distribution policy of Elk Valley Coal, any proposed merger, arrangement or reorganization of Elk Valley Coal, the admission of new Partners (other than wholly owned subsidiaries or affiliates of existing Partners) or the decision to institute bankruptcy or insolvency proceedings.

Distribution Entitlements

Each Partner is entitled to share in the profits and losses of Elk Valley Coal and to participate in the distribution of assets on liquidation or dissolution of Elk Valley Coal in proportion to its Distribution Entitlement. As at December 31, 2006, the Distribution Entitlements of the Partners were as follows:

Partner	Distribution Entitlement
Fording LP	60.000%
Teck GP	39.836%
QCP	0.164%

Total	100.000%

Reporting

Elk Valley Coal reports monthly to the Partners with respect to the operational results and financial performance of Elk Valley Coal. In addition, on a quarterly basis, the managing partner reports to the Board of Directors with respect to the operational results and financial performance of Elk Valley Coal and such other matters as the Board of Directors may reasonably request.

Elk Valley Coal is also required to provide to each Partner, within 55 days of the end of each calendar year, audited financial statements of Elk Valley Coal for the previous calendar year and such other financial information relating to such calendar year as the Partners may request.

Further, Elk Valley Coal is required to provide to each of the Partners such information as those Partners may require in order to satisfy their public company reporting obligations. In this regard, Elk Valley Coal is required to provide to the Partners a report of any material change in the affairs of Elk Valley Coal, quarterly and annual financial statements prepared in accordance with GAAP, management’s discussion and analysis for the relevant period covered by the aforementioned financial statements and such other documents as are customarily required in connection with the preparation and release of quarterly and annual financial information by public issuers in Canada and the United States.

Permitted Cash Calls

In the event that the managing partner reasonably determines that an additional cash contribution of the Partners is the best way to fund capital expansion projects or rectify a capital cost allowance shortfall, the managing partner will call for an additional cash contribution from the Partners (a “Cash Call”). All contributions made by the Partners in response to a Cash Call shall be treated as additional contributions to the capital of Elk Valley Coal and the capital accounts of the Partners shall be adjusted accordingly.

Sale/Assignment of Partnership Interest

A Partner may sell, assign, transfer or dispose of its Elk Valley Coal interest to a subsidiary or affiliate (a “Permitted Transferee”). Pursuant to this provision, Teck Cominco and TBCI transferred their respective Elk Valley Coal interests to Teck GP as a Permitted Transferee. Any intended sale, assignment, transfer or disposition to other than a Permitted Transferee is subject to a right of first offer to the other Partners. Notwithstanding the foregoing, the sale by Teck Cominco and certain affiliates of Teck Cominco of their Elk Valley Coal interest, other than to a Permitted Transferee, will be subject to the consent of the Independent Directors, such consent not to be unreasonably withheld.

Credit Agreement

The Trust and Elk Valley Coal entered into a joint credit agreement, as amended, which provides the Trust and Elk Valley Coal with revolving credit facilities. In connection with this agreement, Elk Valley Coal provided a guarantee of the obligations of the Trust.

Assets of Elk Valley Coal

Elk Valley Coal owns or has interests in six operating mines. It owns the Fording River, Coal Mountain, Line Creek, and Cardinal River mines. It has a direct and indirect 95% partnership interest in Elkview LP, which owns the Elkview mine. See “General Development of the Business – Three-Year History – Elkview LP”. It also has an 80% interest in a joint venture that operates the Greenhills mine. The remaining 20% interest in the Greenhills joint venture is owned by POSCAN. Five of the six mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia. The sixth mine, Cardinal River, is located in west central Alberta. Elk Valley Coal operates its mines through its wholly owned subsidiary, Elk Valley Coal Corporation. Elk Valley Coal also owns numerous other properties, including the coal preparation plant and coal resources at the former Quintette mine, other coal resources in northeast British Columbia and a 46% interest in Neptune Terminals which owns and operates a multi-product bulk handling port facility located at North Vancouver, British Columbia.

All of Elk Valley Coal’s mines are open-pit mining operations and are designed to operate year-round, 24 hours per day, seven days per week. However, the operating schedules can be varied depending on coal market conditions and shutdowns for maintenance activities. All of the mines are serviced by two-lane all weather roads. Elk Valley Coal’s reserves, facilities and overburden dumps are all proximate to its mine locations.

The following map shows the location of Elk Valley Coal’s six operating mines:

Principal Products and Markets

Elk Valley Coal’s principal product is hard coking coal. Hard coking coal is a type of metallurgical coal, which is a term used to describe coal products suitable for making steel in the integrated steel mill process. When making steel, two of the key raw ingredients are iron ore and coke. Coke is used to convert the iron ore into molten iron, which is further processed into steel. Coke is made by heating coking coal to about 2000°F (1100°C) in the absence of oxygen in a coke oven. The lack of oxygen prevents the coal from burning. The coking process drives off various liquids, gases and volatile matter. The remaining solid matter forms coke, a solid mass of nearly pure carbon. Approximately 1.5 tonnes of metallurgical coal are needed to produce one tonne of coke, and for every one tonne of coke, the blast furnace produces about two to three tonnes of molten iron. Only certain types of metallurgical coal have the necessary characteristics required to make coke. These characteristics include caking properties (the ability to melt, swell and re-solidify when heated) and low impurity levels (e.g. moisture, ash, sulphur, etc.).

There are three main categories of metallurgical coal: (i) hard coking coal that forms high-strength coke; (ii) semi-soft coking coal that produces coke of lesser quality; and (iii) PCI coal. PCI coal is not generally considered to be a coking coal but is injected into the blast furnace to replace expensive coke. Semi-soft and PCI coals normally have lower sales values compared to hard coking coals. Integrated steel mills will optimize the use of semi-soft and PCI coals in order to reduce overall costs. However, there are technical limits to the ability of integrated steel mills to substitute semi-soft coal for hard coking coal in their coking coal blend. During periods of high steel demand, high productivity and high PCI-rate furnaces require higher coke quality, for which more high quality hard coking coal is required.

The following schematic outlines how steel is produced in an integrated steel mill.

The principal market for Elk Valley Coal’s hard coking coal is the seaborne hard coking coal market. The seaborne hard coking coal market is defined by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the relative low cost of seaborne transportation. Total worldwide production of higher quality seaborne hard coking coal was estimated to be approximately 133 million tonnes in 2006. Australia is the largest source of seaborne hard coking coal while Canada is the second largest source, with Elk Valley Coal accounting for the majority of Canadian production in 2006. Australia, Canada and the United States account for the majority of the world’s seaborne hard coking coal production.

Trade in the seaborne hard coking coal market is influenced by crude steel production that, in turn, is largely dependent on the overall state of regional and global economic conditions. The global trade of steel products is very large and fluctuations in supply and demand in various regions throughout the world are common. Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mill process has been steadily increasing. In turn, the volume of hard coking coal used in this process has not historically experienced the same variability as total steel production; however, recent price stratification has, in the short term, resulted in increased volume volatility of hard coking coal used in the process. Canadian hard coking coal is competitive in the seaborne market due to its high quality, its suitability for blending with coking coals from other countries and the desire of steel producers to diversify their supplier base in order to create competition and security of supply. Elk Valley Coal’s principal markets are Asia and Europe. See “Description of the Business – Elk Valley Coal – The Last Three Years”.

Principal Competition

Elk Valley Coal competes primarily with coal producers from Australia, Canada and the United States in the seaborne hard coking coal market. The supply of coal in the global markets and the demand for coal among the world’s steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates. In addition, a number of steel producers deal with multiple coal suppliers in order to promote security of supply and further competitiveness in this market.

Competitive Position

Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world, with approximately 15% of the global market in 2006. The other main producing regions of seaborne hard coking coal are Australia and the United States. Principal competitors to Elk Valley Coal are centered in Australia and include the BHP Billiton/Mitsubishi Alliance, which has approximately 33% of the global market, and Anglo American Plc./Mitsui & Co. Ltd. and Xstrata Plc., which have, respectively, about 8% and 6% of the global market.

The competitive position of Elk Valley Coal is primarily determined by its production and transportation costs compared to those of other producers throughout the world. The combined cost of product sold and transportation have generally resulted in Elk Valley Coal being compared favourably with competitors in the United States, but less favourably with competitors in Australia. Costs are influenced by the location and nature of coal deposits, mining and processing input costs, transportation costs including ocean freight costs, currency exchange rates, operating and management skill and government taxation and policy.

Competitive position is also dependent upon the stability of supply to customers and coal quality. Nearly all of Elk Valley Coal’s production is hard coking coal, including a high proportion of high quality hard coking coal products and a range of other qualities. Generally, these coal products are comparable in quality with those of Elk Valley Coal’s competitors and perform well when blended by customers with other coals. Historically, approximately 5% of Elk Valley Coal’s production was sold as thermal coal to industrial users or as PCI coals to steel mills. The varying chemical and physical properties of its coal products, their relative supply and demand balance in the market, and any differences in ocean freight costs into various markets can result in some differentiation in pricing for Elk Valley Coal’s hard coking coal products.

See Management’s Discussion and Analysis – Results of Operations – Elk Valley Coal – Competitive Position for the year ended December 31, 2006 in the Trust’s 2006 Annual Review.

Cyclical Nature of Seaborne Hard Coking Coal and Coal Markets

The market for hard coking coal was characterized by a large number of producers, excess capacity and low prices for almost two decades prior to 2003. Over time, slow but steady growth in the demand for seaborne hard coking coal absorbed much of the production capacity and with few new mines coming into production and some closing, supply and demand began to tighten in 2003.

Demand for hard coking coal strengthened in 2004 with the continued growth in global steel production, driven largely by the high production rates of integrated steel mills in Europe and Japan. In addition, the small but increasing volume of net imports of seaborne hard coking coal by steel mills in China also influenced demand. At the same time, production and delivery issues at some mines in Australia, the United States and Canada were contributing to declining hard coking coal inventories. As a result, integrated steel mills and coke producers around the world were negotiating for significant coal purchases at a time when supplies were tightening. Accordingly, hard coking coal prices reached historically high levels. Elk Valley Coal’s hard coking coal prices for the 2005 coal year more than doubled to approximately US$122 per tonne from US$53 per tonne in the previous coal year.

Negotiations for the 2006 coal year were conducted under different circumstances. In late 2005, some integrated steel mills slowed deliveries of hard coking coal and substituted coals of lesser quality in response to a widening price gap between hard coking coal and semi soft coking coals. Some mills were also responding to high raw materials inventories and a slow down in steel production. At the same time, many integrated steel mills in China did not fulfill their contracts with Elk Valley Coal and other producers, and there was a high availability of coal from producers around the world, including some incremental coal supply. As a result, hard coking coal prices came off historically high levels. Elk Valley Coal’s hard coking coal prices for the 2006 coal year declined 12% to approximately US$107 per tonne.

Cyclical market conditions, along with normal variations in sales and operations, lead to a great deal of variability in Elk Valley Coal’s sales volume estimates for the calendar year. Rising steel prices and demand, or coal production or shipment interruptions in the global supply chain, could result in increased sales. However, a global oversupply of steel could result in lower sales.

Over time, it is expected that continued economic expansion in China and India may require these nations to import additional seaborne hard coking coal. Some of China’s current needs are being met internally and by overland imports, from Mongolia for example, due to the high prices in the seaborne market. India’s large population and industrial growth, and lack of hard coking coal resources, may turn that country into a more significant importer of seaborne hard coking coal. On the supply side, while there were few and relatively minor disruptions of coal supply until late in 2006 and 2007, production or shipment interruptions are a normal part of the business and should be anticipated. New sources of hard coking coal from competitors in Australia and Canada are coming on line and will continue to do so over the next two or three years. While the projects are not large individually, they have the potential to add a significant amount of supply on a cumulative basis. Infrastructure constraints in Australia are being mitigated and additional capacity is being added to port and rail facilities.

Mining and Processing

Elk Valley Coal’s operations employ conventional open-pit mining techniques using truck and shovel methods. Overburden is drilled and blasted with explosives and loaded onto large trucks by shovels and loaders and hauled to waste dumps outside of the pit. Once the overburden is removed, the coal is loaded onto trucks for transport to the coal preparation plant. Coal preparation plants employ rotary breakers to break the coal to a predetermined size and remove rock. The coal is then washed using a variety of techniques and conveyed to coal or gas fired dryers for drying.

Production and Quality Control

Coal seams are sampled and analyzed under the supervision of professional geologists and categorized by quality and coking potential. This data is then used to determine stockpiling and blending strategies. As a result, Elk Valley Coal has an available inventory of coal sources of varying qualities, which can be combined, as required, to form blended products. In addition to sampling at source, coal is sampled at all stages of coal preparation, at the rail loadout and at the port, to control quality.

Coal Transportation

Processed coal is conveyed to clean coal silos or other storage facilities for storage and loadout to rail cars. The loadout facilities are set up to load and weigh unit trains (each train carrying up to 13,000 tonnes). A spray system coats the coal in each rail car with a dust inhibitor to minimize the escape of coal dust during transportation.

Elk Valley Coal typically transports approximately 90% of its coal shipments by rail to west-coast ports in British Columbia utilizing two rail service providers. Canadian Pacific Railway Limited provides services to the five mines in the Elk Valley region in southeast British Columbia and Canadian National Railway Company provides services to the Cardinal River operation in west-central Alberta. There are no cost-effective alternatives to rail transportation for the volume of coal produced by Elk Valley Coal. Elk Valley Coal has a five-year agreement with Canadian Pacific Railway Limited for the westbound movement of its coal, which expires at the end of March 2009. The agreement provided for fixed rates for the first three years. In the remaining two years, the rail rates consist of three components; a base rate, a premium if coal prices exceed certain thresholds, and a premium or discount based on the West Texas Intermediate price of oil. The three-year contract with Canadian National Railway Company expires at the end of December 2007 and provides for a minimum, or base, charge adjusted every six months based on average coal prices realized by the operation for the preceding six-month period.

Approximately 10% of coal shipments are eastbound and delivered to North American customers by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario. Canadian Pacific Railway Limited handles this transportation and rates are negotiated annually on a calendar year basis.

Westshore Terminals, near Vancouver, handles most of the shipments loaded onto vessels on the west coast. Neptune Terminals, in North Vancouver, which is 46% owned by Elk Valley Coal, loads the balance. There are currently no cost-effective alternatives to these port facilities. A number of agreements are in place with Westshore Terminals, which expire at the end of March 2007 for the Line Creek operation, March 2010 for the Elkview operation, and March 2012 for the Fording River, Greenhills and Coal Mountain operations. The loading rates under the terms of the Westshore Terminals contracts are partially linked to the Canadian dollar price Elk Valley Coal receives for coal. The majority of coal shipped by the Cardinal River operation is loaded by Neptune Terminals. Loading rates for the handling of coal and other products at Neptune Terminals are based on the actual costs allocated to the handling of each product.

Charges for demurrage by vessel owners for waiting times are sometimes incurred if there are loading problems or scheduling issues at the port, or if there is a shortage of coal at the port because of, for example, poor weather conditions that hamper mining operations or the transportation of coal.

Coal Sales Contracts

Two of Elk Valley Coal’s strategies over time have been to diversify its customer base and focus on expanding sales to world-class steel mills. It currently sells coal into most of the steel-producing regions of the world serviced by seaborne coking coal and continues efforts to broaden its customer base. Diversification has helped to reduce the risk of dependence on any one customer or region by increasing the number of customers served. Diversification has also helped to support coal sales volumes when certain markets have experienced depressed local or regional economic activity.

Elk Valley Coal currently sells the majority of its coal pursuant to evergreen contracts or long-term supply agreements. Evergreen contracts allow for pricing of specified volumes of coal to be set annually and require one or two year’s notice of termination by either party. Long-term supply agreements provide for the purchase of specified volumes of coal each year for a specified number of years, but allow prices to be set annually. Historically, less than 10% of Elk Valley Coal’s sales have been based on spot market prices, which is typical for the seaborne hard coking coal market. Coal is generally priced, particularly in Asia and Europe, on an annual basis for the 12-month period that starts April 1, referred to as the coal year.

Evergreen contracts and long-term supply agreements have traditionally been entered into to reduce some of the risk associated with sales and production volumes by providing more certainty and stability of sales volumes from year to year. However, within the calendar year, the timing of coal sales is largely dependent on customers, as they determine when vessels are nominated to receive shipments, and it is not unusual for some sales volumes from one coal year to be carried over into the next coal year. Recently, the amount of this carry over has increased as some customers have not taken their contracted volumes in favour of lower cost, lesser value coals and thereby undermined the benefits of multi-year contracts to Elk Valley Coal. Going forward, Elk Valley Coal intends to negotiate contract volumes that are consistent with each customer’s underlying buying patterns. This will likely result in reductions of contracted volumes to some customers, which in turn will allow for additional sales to other customers.

See Management’s Discussion and Analysis – Operating the Business for the year ended December 31, 2006 in the Trust’s 2006 Annual Review.

Elk Valley Coal – The Last Three Years

Demand for seaborne hard coking coal was strong in 2004 and for the first half of 2005. Average realized price per tonne, including the impact of foreign currency hedges, increased in 2004 by approximately 14% over 2003 to $73 per tonne, while sales volumes increased by 11% to 25 million tonnes. In 2005, average realized price per tonne, including the impact of foreign currency hedges, increased by 73% over 2004 to $126 per tonne, while sales volumes decreased slightly to 24.1 million tonnes. In 2006, average realized prices increased by 5% to $133 per tonne as a result of a sharp increase in 2005 coal year prices in early 2006 compared with lower 2004 coal year prices in early 2005. Sales volumes decreased to 22.6 million tonnes in 2006. See “Description of the Business – Elk Valley Coal – Cyclical Nature of Seaborne Hard Coking Coal and Coal Markets”.

In response to improving seaborne hard coking coal markets in 2004, Elk Valley Coal announced that it was proceeding with the development of the Cheviot pit using the infrastructure of the Cardinal River operations. The Partners approved $120 million of capital spending to develop the pit, build a haul road, upgrade the plant and acquire mining equipment. The development work was completed in the fourth quarter of 2005. In addition, in 2004 the Partners approved $30 million in capital expenditures to increase capacity at the Fording River operations. The expansion was completed in the fourth quarter of 2005. The US$50 million received in 2005 from NSC and POSCO for their limited partnership interests in the Elkview operation was used toward capital expenditures intended to increase the annual production capacity of that operation.

Capital Expenditures

The Trust’s investing activities included capital expenditures of $31 million in 2006. Capital expenditures were $121 million and $73 million in 2005 and 2004, respectively. The expenditures largely related to the capital requirements of Elk Valley Coal. Capital spending in 2006 was for sustaining capital requirements and included a small amount of expansion capital expenditures carried over from projects largely completed in 2005. Expansion capital expenditures in 2005 of $80 million were related to the development of the Cheviot pit at the Cardinal River operations, and additions to production capacity at the Fording River and Elkview operations. The remaining $41 million of total capital expenditures related to sustaining capital. Capital additions in 2004 reflect the commencement of the Cheviot pit development and $27 million were for sustaining capital.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels, the determination of which requires the judgment of management. Investments in sustaining capital are required on an ongoing basis, and the Trust expects them to be funded primarily by cash flows from operating activities. Sustaining capital expenditures may vary by a considerable amount in any given year depending on the requirements to replace truck and shovel fleets and other support equipment.

Capital expenditures not identified by management to be sustaining in nature are classified as expansion capital. These expenditures are generally made in order to increase the production capacity of existing operations and to develop or acquire new mineral bodies or new mines.

See Management’s Discussion and Analysis – Liquidity and Capital Resources for the year ended December 31, 2006 in the Trust’s 2006 Annual Review.

Coal Sales by Geographical Area

The chart below sets forth coal sales information for Elk Valley Coal by geographical area for the last three years:

Coal Sales by Area (millions of tonnes)(1)
	2006(4)		2005(3)		2004(2)
	% of sales	Tonnes	% of sales	Tonnes	% of sales	Tonnes

Asia	45%	10,200	45%	10,800	45%	11,300
Europe	35%	7,800	34%	8,200	32%	8,000
North America	11%	2,700	13%	3,100	15%	3,900
South America	9%	1,900	8%	2,000	8%	1,900
Total	100%	22,600	100%	24,100	100%	26,000

Notes:

(1)

Numbers are rounded.

(2)

The Trust’s share is 65% up to March 31, 2004 and 62% thereafter.

(3)

The Trust’s share is 62% up to March 31, 2005 and 61% thereafter.

(4)

The Trust’s share is 61% up to March 31, 2006 and 60% thereafter.

Elk Valley Coal – Mines and Neptune Terminals

The following table sets forth the area, current production capacity, actual production and known reserve life of Elk Valley Coal’s mines:

		Nominal Production Capacity(2,5)		Production(2)				Known Reserve Life(3) (years)	Date of Initial Operation
	Mined or to be Mined(1)	Mine	Plant	2006	2005	2004	Percent Change(4)

Fording River	4,220	8.9	10.0	7.7	9.2	9.6	(16%)	29	1969
Elkview (6)	4,100	5.5	7.0	4.7	6.0	5.9	(21%)	51	1969
Greenhills (6)	2,200	5.1	5.0	4.2	5.0	4.9	(16%)	23	1981
Coal Mountain	950	2.7	3.5	2.0	2.3	2.5	(13%)	13	1975
Line Creek	1,150	2.5	3.5	2.3	2.6	2.5	(11%)	7	1981
Cardinal River	2,350	2.2	2.8	1.7	1.5	0.4	13%	33	1969
Total	14,970	26.9(6)	31.8(6)	22.6	26.7	25.8	(15%)	–	–

Notes:

(1)

Represents total hectares of coal lands where mining has occurred or is scheduled to occur.  Numbers are rounded.

(2)

Million tonnes of saleable coal.

(3)

Years that reserves are projected to support mining are at 2006 production rates.

(4)

Percent change is for the production change from 2005 to 2006.

(5)

Production capacity is limited to 25 million tonnes due to tire availability in 2007.

(6)

Values are 100% of capacity, and include the 20% of Greenhills production which POSCO takes pursuant to POSCAN’s joint venture interest.

Mining Costs

Mining and processing input costs such as fuel, steel, tires, labour, contractor charges and maintenance parts and supplies have a significant impact on the cost of producing coal. In 2006, increasing costs for operating supplies such as diesel fuel and steel negatively affected the cost of producing coal. Cost of product sold and unit cost of product sold increased 13% and 21% respectively compared to 2005 primarily due to high energy costs and higher mine strip ratios.

See Management’s Discussion and Analysis – Results of Operations – Elk Valley Coal – Cost of Product Sold for the year ended December 31, 2006 in the Trust’s 2006 Annual Review.

Fording River

The Fording River operations are located 29 kilometres northeast of Elkford, British Columbia.  The mine was constructed in 1969 as a three million tonne per year operation and has been operated continuously since that time. The Fording River operations were contributed to Elk Valley Coal by Old Fording pursuant to the 2003 Arrangement. Coal produced at the Fording River operations is primarily metallurgical coal, although a very small amount of thermal coal is also produced. The majority of current production is derived from the Eagle Mountain pit.

Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 667 hectares of mined land has been reclaimed at Fording River to December 31, 2006, with 47 hectares being reclaimed during 2006.

The Fording River operations quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard.

Elkview

The Elkview operations are located just outside Sparwood, British Columbia.  The mine was constructed in 1969 by Kaiser Resources Ltd. and has been operating on a nearly continuous basis for over 35 years. The mine was operated by Kaiser Resources Ltd. until 1980 when it was sold to BC Coal Limited, a predecessor of Westar Mining Limited (“Westar”). The mine was purchased by Teck Cominco from the trustee in the bankruptcy of Westar in 1992 and has operated continuously since 1993. The Elkview operations were contributed to Elk Valley Coal by Teck Cominco pursuant to the 2003 Arrangement. Effective August 1, 2005, Elk Valley Coal contributed the Elkview operations to Elkview LP for a direct and indirect 95% partnership interest and subsidiaries of NSC and POSCO each acquired a 2.5% limited partnership interest by each contributing US$25 million. See “General Development of the Business – Three-Year History – Elkview LP”.

Coal produced at the Elkview operations is primarily metallurgical coal of which approximately 15% is considered to be lower quality hard coking coal. The majority of current production is derived from seams in the area of Baldy and Natal Ridge pits.

Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 971 hectares of mined land has been reclaimed at the Elkview operations to December 31, 2006, with 20 hectares being reclaimed during 2006.

The Elkview operations quality management system is in compliance with the ISO 9001 quality standard.

Greenhills

The Greenhills operations are located eight kilometres northeast of Elkford, British Columbia. The mine was constructed in the early 1980’s by BC Coal Limited, a predecessor of Westar. Old FCL purchased Westar’s 80% interest in the Greenhills operations from the trustee in bankruptcy of Westar in December 1992.

Since 1993, the Greenhills operations have operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Old FCL and POSCAN. Pursuant to the agreement, Old FCL had an 80% interest in the joint venture while POSCAN had a 20% interest. As part of the 2003 Arrangement, the 80% interest held by Old FCL was assigned to Elk Valley Coal. The mine equipment and coal preparation plant are owned by Elk Valley Coal and POSCAN in proportion to their respective joint venture interests. Elk Valley Coal and POSCAN bear all costs and expenses incurred in operating the Greenhills operations in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at the Greenhills operations from certain defined lands until termination of the Greenhills Joint Venture Agreement on the earlier of the date the reserves on the defined lands have been depleted or March 31, 2015.

Coal mined at the Greenhills operations is primarily metallurgical coal, although a small amount of thermal coal is also produced. Production is derived from the Cougar reserve which is divided into two distinct pits, Cougar North and Cougar South.

Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 473 hectares of mined land has been reclaimed at the Greenhills operations to December 31, 2006, with 3 hectares being reclaimed during 2006.

The Greenhills operations quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard.

Coal Mountain

The Coal Mountain operations are located 30 kilometres southeast of Sparwood, British Columbia. Old FCL purchased the Coal Mountain operations in 1994 from Corbin Creek Resources Ltd. and contributed it to Elk Valley Coal at the time of the 2003 Arrangement. Corbin Creek Resources Ltd. acquired the mine in the early 1990’s from Esso Resources Canada Ltd. The Coal Mountain operations produce both metallurgical and thermal coal.

Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 134 hectares of mined land has been reclaimed at the Coal Mountain operations to December 31, 2006.

The Coal Mountain operations quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard.

Line Creek

The Line Creek operations are located 22 kilometres north of Sparwood, British Columbia. The mine has operated continuously since its start up by Crowsnest Resources Limited in 1981. It was acquired by Manalta Coal Ltd. and subsequently acquired by the Luscar/CONSOL joint ventures in 1998 and was operated until 2003 when it was acquired by Old Fording and contributed to Elk Valley Coal pursuant to the 2003 Arrangement.

The Line Creek operations produce both metallurgical and thermal coal. After taking over the management of the Line Creek operations in 2003, Elk Valley Coal implemented changes to the mining plan to reduce production costs. These changes resulted in a reduction in the annual production from the mine to approximately two million tonnes and, as a consequence, the workforce was reduced by approximately 40%. In response to improvements in the metallurgical coal markets in 2004, the mine plan was altered and production was increased to 2.5 million tonnes annually.

Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 307 hectares of mined land has been reclaimed at the Line Creek operations to December 31, 2006, although none were fully reclaimed in 2006.

The Line Creek operations quality management system is in compliance with the ISO 9001 quality standard.

Cardinal River

The Cardinal River operations are located 42 kilometres south of Hinton, Alberta and include the Cheviot pit. The mine was owned by the Luscar/CONSOL joint ventures and their predecessors and has operated continuously since its start up in 1969. The Cardinal River operations were acquired by Fording Inc. and contributed to Elk Valley Coal pursuant to the 2003 Arrangement.

In March 2004, the Partners approved the development of the Cheviot pit and $120 million in capital spending to build a haul road, develop the pit, refurbish the plant and acquire mining equipment in order to increase production. Initial coal production began in the fourth quarter of 2004 and the full annualized production capacity was achieved in the fourth quarter of 2005.

Pursuant to the 2003 Arrangement, employee severance costs and reclamation obligations for mining activities at the Cardinal River operations prior to March 1, 2003, were the responsibility of the Luscar/CONSOL joint ventures. In June of 2004, Fording Inc. and Elk Valley Coal entered into an agreement with the Luscar/CONSOL joint ventures to assume these obligations in exchange for a cash payment.

Also pursuant to the 2003 Arrangement, Luscar and CONSOL each retained a net revenue royalty of 2.5% based on any coal mined after the effective date of the 2003 Arrangement from the Cheviot pit and certain other former Luscar properties.

Reclamation is integrated into the ongoing mining activities and is conducted continually on waste dumps and other disturbed sites. A total of 1,074 hectares of mined land has been reclaimed at the Cardinal River operations to December 31, 2006, with 76 hectares being reclaimed in 2006.

Production of Mines under Prior Ownership

Prior to being contributed to Elk Valley Coal pursuant to the 2003 Arrangement, the Elkview mine was operated by Teck Cominco and the Line Creek and Cardinal River mines were operated by Luscar.

Production at the Elkview mine was 5.5, 5.5 and 4.0 millions of tonnes of coal for the years 2002, 2001 and 2000 respectively. Production at the Line Creek mine was 3.0, 2.8 and 2.6 millions of tonnes of coal for the years 2002, 2001 and 2000 respectively. Production at the Cardinal River mine was 2.1, 3.0, and 2.7 millions of tonnes of coal for the years 2002, 2001 and 2000 respectively.

Elk Valley Coal – Neptune Terminals

Elk Valley Coal holds a 46% interest in Neptune Terminals, a corporation that owns and operates a multi-product bulk handling port facility located at North Vancouver, British Columbia. The shares of Neptune Terminals are owned by three of the facility’s users. Neptune Terminals has a long-term lease with the Vancouver Port Authority which expires on December 31, 2026. Shippers can access Neptune Terminal’s facilities from the Canadian National Railway system and, through interconnection, from the Canadian Pacific Railway system. By agreement among the shareholders of Neptune Terminals, Elk Valley Coal and the other owners incur rates charged for the handling of coal and other products based on the actual costs allocated to the handling of each product.

Neptune Terminal’s shareholder agreement obligates Elk Valley Coal to Neptune Terminals for its respective interest in the facility’s outstanding bank indebtedness. At December 31, 2006, Elk Valley Coal’s proportionate interest in such indebtedness was approximately $11.4 million. In addition, Elk Valley Coal’s share of Neptune Terminal’s asset retirement obligations is $3.3 million.

NYCO

Overview

NYCO consists of NYCO Minerals, Inc. (“NYCO Minerals”) with operations at Willsboro, New York, Minera NYCO S.A. de C.V. (“Minera”) with operations near Hermosillo in the north-western state of Sonora, Mexico, and American Tripoli, Inc. (“American Tripoli”) with operations near Seneca, Missouri.

The Trust has been actively assessing a range of strategic alternatives for NYCO to identify opportunities to maximize the value of this investment. In February 2007, the Trustees authorized management to pursue the sale of NYCO to an undisclosed purchaser for an anticipated purchase price of US$34.5 million, subject to working capital adjustments through the closing date. For an explanation of the accounting impacts of the transaction, please see the 2006 Annual Review.

NYCO – The Last Three Years

The principal factor that has affected NYCO over the last three years is the oversupply of its principal product, wollastonite. NYCO Minerals and Minera compete primarily with producers in India, China and Europe, as well as with producers and marketers of substitute industrial minerals.

Throughout the last three years, NYCO has worked to stabilize its position in key markets and improve marketing, sales and distribution networks by focusing on new and higher-value treated products. Research and development focused on those products and applications for which the unique characteristics of wollastonite would add significant value as a replacement for competitive materials such as glass fibre, talc and mica. The marketing initiatives also include implementation of a strategy to more effectively brand, position and raise awareness of NYCO’s extensive range of wollastonite products.

Annual sales of wollastonite totalled 102,050 tonnes in 2006, an increase of 13.6% from the previous year, while sales of tripoli decreased by 1.7% to 9,600 tonnes. NYCO has seen a strengthening in results due to higher energy costs that drove up prices for competing products, a lower U.S. dollar that generated pricing advantages against the Euro and the impact of higher bulk shipping costs on wollastonite competitors from China and India.

In 2002, analyses of some of the wollastonite product produced and shipped from the Willsboro facility indicated the presence of small quantities of a substance suspected to be asbestiform tremolite. Tremolite asbestos has been classified by the International Agency for Research on Cancer as a Group 1 agent. This category is used when there is sufficient evidence of carcinogenicity when humans are exposed to the substance in certain circumstances. Further testing of NYCO’s wollastonite products since 2002 has indicated that such products did not contain tremolite asbestos. Nevertheless, these events have adversely impacted sales of NYCO’s wollastonite products.

NYCO – Mines and Processing Facilities

NYCO Minerals

NYCO Minerals and its predecessors have owned the Willsboro operation since purchasing it from Interpace Corporation in 1979. NYCO Mineral’s processing plant is located in Willsboro, New York and the mine is located 22 kilometres west of the plant. The processing facilities include dry processing equipment, a surface treatment plant, office and warehouse space, and truck and rail loadout facilities. The mining operation consists of the active Lewis pit and the permitted Oak Hill deposit located about 1.6 kilometres from the Lewis pit. The minesites are comprised of 289 hectares of wollastonite lands that are held through direct ownership or controlled through mineral leases. Approximately 43 hectares of these lands are currently being mined or are scheduled for mining.

NYCO Minerals’ primary product is wollastonite. It is extracted using shallow open-pit mining techniques and trucked to the Willsboro processing plant. In 2006, NYCO Minerals produced 61,800 tonnes of wollastonite compared with 59,100 tonnes in 2005 and 52,000 tonnes in 2004. The current annual production capacity of the processing plant is 120,000 tonnes of wollastonite and the current annual production capacity of the mine is 300,000 tonnes of wollastonite ore. The current mine plan contemplates the production of wollastonite from this property for in excess of 30 years at 2006 production rates. NYCO Minerals’ products are marketed through a network of distributors, agents and direct sales personnel.

NYCO Minerals’ quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard.

Minera

Minera was developed by a subsidiary of Old Fording and commenced operations in 1998. Minera’s processing facilities, truck loadout and mine are located approximately 50 kilometres northwest of Hermosillo, Sonora, Mexico. The processing facilities include wet and dry processing plants, a surface treatment plant, office and warehouse space and truck loadout facilities. In addition, a warehouse and a rail loadout facility are located in Hermosillo. The minesite is comprised of 1,855 hectares of surface lands and mining concessions of which approximately 100 hectares are currently being mined or are scheduled for mining.

Minera’s primary product is wollastonite. Wollastonite ore is extracted using open-pit mining techniques for processing at the on-site processing facilities. In 2006, the Minera operation produced 43,000 tonnes of wollastonite compared to 32,900 tonnes in 2005 and 28,100 tonnes in 2004. The current annual production capacity of the processing facilities is 150,000 tonnes of wollastonite and the current annual production capacity of the mine is 240,000 tonnes of wollastonite ore. Reserves at Minera are sufficient to support annual production of 240,000 tonnes for in excess of 50 years. Minera’s products are marketed through a network of distributors, agents and direct sales personnel. Minera contracts with an affiliate, NYCOMEX S.A. de C.V., for the supply of labour.

Minera’s quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard.

American Tripoli

American Tripoli is a wholly owned subsidiary of NYCO Minerals. It was acquired by NYCO Minerals from Interpace Corporation in 1979. American Tripoli’s primary product is tripoli. It is extracted using open-pit mining techniques and trucked to American Tripoli’s processing facilities located in Seneca, Missouri. The processing facilities include a processing plant and nine drying sheds. The minesite is located approximately 12 kilometres northwest of Seneca in Ottawa County, Oklahoma. The minesite is comprised of 1,168 hectares of fee simple lands of which approximately 14 hectares are currently being mined or are scheduled for mining.

In 2006, American Tripoli produced approximately 9,600 tonnes of Tripoli compared with 9,800 tonnes in 2005 and 11,200 tonnes in 2004. The current annual production capacity of the mine and processing facility is 22,500 tonnes and 31,500 tonnes, respectively. The current mine plan for American Tripoli contemplates the production of tripoli from this property for at least the next 30 years at 2006 production rates. American Tripoli directly markets a variety of abrasive products to the construction and manufacturing industries for use in buffing and polishing applications.

RESERVES AND RESOURCES

Estimates of mineral reserves and mineral resources of Elk Valley Coal and NYCO as at December 31, 2006, have been prepared by Elk Valley Coal’s internal engineers and geologists in accordance with National Instrument 43-101 – Disclosure for Mineral Projects (“NI 43-101”), under the supervision of C.J. McKenny, Elk Valley Coal’s Manager, Energy Resource Planning. Mr. McKenny is a “qualified person” for the purposes of NI 43-101. Estimates are reviewed and updated periodically to reflect new data from mining experience, drilling results and analysis.

The Trust is subject to the provisions of NI 43-101 with respect to the manner in which it reports mineral reserves and mineral resources and it is also subject to United States securities laws. Accordingly, in this section, mineral reserves and mineral resources have been presented in tabular form in accordance with NI 43-101 and a paragraph has been included after each mineral reserve table reconciling such information for the purposes of SEC Guide 7.

Terminology

Effective December 30, 2005, NI 43-101 requires all disclosure of mineral resources and mineral reserves, including that of coal, to use the definitions and applicable mineral reserve and mineral resource categories prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended (the “CIM Definition Standards”). In respect of coal, the Companion Policy to NI 43-101 provides that a qualified person estimating mineral resources or mineral reserves for coal may follow the guidelines of Paper 88-21 of the Geological Survey of Canada: A Standardized Coal Resource/Reserve Reporting System for Canada, as amended (“Paper 88-21”) but that the equivalent mineral resource and mineral reserve categories set out in the CIM Definition Standards should be used. Prior to 2006, the Trust reported its coal reserves and resources applying the definitions set out in Paper 88-21, and is now reporting all of its mineral reserves and mineral resources using the categories set out in the CIM Definition Standards.

The CIM Definition Standards definitions of “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are set out for reference in Part One of Appendix “C”.

Part Two of Appendix “C” contains the definitions ascribed by SEC Guide 7 to the terms “Reserve”, “Proven Reserves” and “Probable Reserves”, which are applicable to the reporting by the Trust of mineral reserves, including coal, when being reported on in accordance with SEC Guide 7. Unlike NI 43-101, SEC Guide 7 does not recognize the reporting of mineral deposits which do not meet the SEC Article 7 definition of “Reserve”.

Assumptions

Feasibility studies assume technological and economic conditions prevailing at the time the study is prepared. Coal reserves are coal quantities that are anticipated to be economically mineable, based on at least a preliminary feasibility study, including adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction can be justified. The price of metallurgical coal assumed in connection with the determination of coal reserves is approximately US$65 per tonne free on board (“FOB”) at Westshore Terminal’s Roberts Bank export terminal. Long term mine plans are constructed based on this economic criterion. From this planning process, pit limits and overburden waste spoil locations are determined and permitted. While minor amendments to these long term mine plans are typical and ongoing, the short term variations in coal pricing do not result in significant changes to long term mine plans or to coal reserves.

While mineral reserves are defined to include diluting materials and allowances for losses that may occur when material is mined, coal mineral reserves are reported in millions of metric tonnes of clean coal. Coal mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors.

Third Party Review of Reserve and Resource Modeling

In the first quarter of 2006, AMEC Americas Limited (“AMEC”) was contracted by Elk Valley Coal to conduct an independent review of the reserves and resources modeling methods and procedures. AMEC’s work was supervised by C.J. McKenny. After completing this review, AMEC provided Elk Valley Coal with a final report which concluded that the geological computer models for Elk Valley Coal’s metallurgical coal mines should provide accurate reserve and resource values when used with the appropriate reporting software programs. AMEC also reported that the collection, storage, transfer interpretation, and interpolation of the geological data is being handled using industry standard practices expected for these types of ore deposits.

Geological Setting and Mineralization

Elk Valley Area

Some of the oldest rock strata present are the Rundle Group limestones located on the west bank of the Fording River. They are in faulted contact with the Kootenay Group to the west and in uncomfortable contact with the Rocky Mountain Formation quartzites to the north. The Fernie Formation shales occur throughout the area, generally along the sides of the valleys on the lower flanks of the mountains. The Moose Mountain Member of the Morrissey Formation is known locally as the “basal sandstone” of the Kootenay Group. It is the prominent cliff-forming marker horizon in many locations. On the Fording River property, the Moose Mountain Member is in sharp contrast to the lowermost bed of the Mist Mountain Formation.

The coal fields in the Elk Valley region of British Columbia have supported coal mining for decades. Coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group. The Mist Mountain sediments were involved in the mountain building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres. The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high angle normal faults. This has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

Over 13 coal seams are considered to be economic, consisting of medium to high volatile bituminous coal that is primarily of metallurgical quality, with minor amounts of thermal quality coal along the seam outcrops. They vary in thicknesses up to 15 metres and are generally overlain comfortably by strata of the Elk Formation. This formation is commonly a succession of sandstones, chert pebble conglomerates and random occurrences of very thin coal seams.

Cardinal River

The Cheviot pit is close to the western margin of the original sedimentary basin responsible for coal deposition. This strata has been subjected to deformation from tectonic forces, creating either complex faulted or folded anticlinal and synclinal structures or repeated sequences from low angle thrust faults. The coal bearing Luscar Group is of lower Cretaceous age and is marked at the base by the Cadomin Conglomerate, a resistant unit easily identified in outcrops.  Overlying the Cadomin Conglomerate is the Gladstone Formation, dominated by shales and siltstones. It is the equivalent to the coal bearing Gething Formation found in north-eastern British Columbia. Above the Gladstone Formation is the Moosebar Formation, composed of marine shales, siltstones, carbonates and shaley coal horizons. The overlying Gates Formation is divided into three members; the Torrens (sandstones and Torrens coal marker), Grande Cache (siltstone, shales, coal) and Mountain Park (sandstone). Above the Gates Formation are the recessive marine shales of the Blackstone Formation. The Luscar Group of sediments in the Cheviot pit is exposed within a broad synclinal basin in which dominant low angle thrust faulting effectively repeats geologic successions throughout the property.

Elk Valley Coal – Reserves and Resources

All coal mineral reserves and mineral resources in the following tables are mineable using conventional open-pit mining methods.

Coal Proven and Probable Mineral Reserves

The following table sets forth Elk Valley Coal’s bituminous coal proven and probable mineral reserves as at December 31, 2006:

COAL MINERAL RESERVES(1,2) As at December 31, 2006 (millions of tonnes)
Rank	Proven	Probable	Total	Ownership (%)(3)	Calorific Value kJ/kg	Sulphur % (by wt.)

Metallurgical Coal
Fording River	115	112	227	L 100	32,600	0.62%
Greenhills	77	19	96	FS 100	32,600	0.62%
Coal Mountain	26	–	26	L 100	29,900	0.35%
Elkview	193	46	239	FS 100	32,200	0.38%
Line Creek	17	–	17	L 100	32,200	0.46%
Cardinal River	32	24	56	FS/L 5/95	32,700	0.38%
Total Metallurgical	461	201	662
Thermal Coal
Line Creek	2	–	2	L 100	26,500	0.35%
Total Thermal	2	–	2

Notes:

(1)

Coal mineral reserves are reported in millions of metric tonnes of clean coal.  All of the coal mineral reserves reported in the table are bituminous coal. Coal mineral reserve numbers are exclusive of coal mineral resources and are rounded.  Rounding may affect sub-totals.

(2)

See definitions in Appendix “C”.

(3)

Coal mineral reserves are reported exclusive of interests of third parties except at Greenhills where coal mineral reserves are reported inclusive of POSCAN’s interest. For a description of POSCAN’s interest, see “Description of the Business – Elk Valley Coal – Mines and

Neptune Terminals – Greenhills”. Ownership of the coal mineral reserves is described as “FS” for fee simple or “L” for leasehold. If the coal mineral reserves are not entirely fee simple or not entirely leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holdings is presented as FS%/L%.

Had these proven and probable mineral reserves noted in the preceding table been estimated in accordance with SEC Guide 7, they would have been the same as those estimated in accordance with NI 43-101 as presented in the above table. Elk Valley Coal has obtained or has a reasonable expectation that it will be able to obtain all necessary material and non-routine permits and licenses required to mine the mineral reserves attributed to the above noted mines. For information as to how Elk Valley Coal holds its interest in the lands in which coal mineral reserves are situated, see “Reserves and Resources – Exploration and Development Activities – Real Property”.

Elk Valley Coal has sufficient surface rights for mining operations, as well as the availability of power, water, mining personnel, potential tailings storage areas and potential waste disposal areas.

Coal Measured and Indicated Resources

The following table sets forth Elk Valley Coal’s bituminous coal mineral resources as at December 31, 2006:

COAL MINERAL RESOURCES(1,2) As at December 31, 2006 (millions of tonnes)
Rank	Measured	Indicated	Total	Ownership(3)	Calorific Value kJ/kg	Sulphur % (by wt.)

Metallurgical Coal
Fording River	466	194	660	L 100%	30,200	0.62%
Greenhills	5	299	304	FS 100%	30,200	0.62%
Coal Mountain	79	32	111	L 100%	28,600	0.35%
Elkview	1,317	308	1,626	FS 100%	30,200	0.38%
Line Creek	57	153	210	L 100%	30,200	0.46%
Cardinal River	2	9	11	FS/L 5/95	30,200	0.38%
Other(4)	213	274	487	L 100%	30,200	0.60%
Total Metallurgical	2,139	1,270	3,408
Thermal Coal
Line Creek	5	24	29	L 100%	25,000	0.35%
Total Thermal	5	24	29

Notes:

(1)

Coal mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. All of the coal mineral resources reported in the table are bituminous coal.  Coal mineral resource numbers are rounded. Coal mineral reserves are not included in coal mineral resources.  Coal mineral resources do not have demonstrated economic viability.

(2)

See definitions in Appendix “C”.

(3)

Coal mineral resources are reported exclusive of interests of third parties except at Greenhills where coal mineral resources are reported inclusive of POSCAN’s interest. For a description of POSCAN’s interest, see “Description of the Business – Elk Valley Coal –Mines and Neptune Terminals – Greenhills”. Ownership of the coal mineral resources is described as “FS” for fee simple holdings or “L” for leasehold holdings. If the coal mineral resources are not entirely fee simple or not entirely leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holdings is presented as FS%/L%.

(4)

“Other” includes non-operating coal properties, such as Elco, Mt. Duke, Gregg River, Muskiki and Quintette.

Although the terms “measured mineral resources” and “indicated mineral resources” are recognized by NI 43-101, they are not recognized by the United States Securities and Exchange Commission. Investors should not assume that all or any part of the mineral deposits identified as “measured resources” or “indicated resources” will ever be classified as coal mineral reserves or as “Reserves” as defined in SEC Guide 7. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves” as set out in the guide. However, NI 43-101 permits the quantification of coal mineral resources in disclosure documents and the Trust has elected to include such information in this document.

Inferred Coal Mineral Resources

The following table sets forth Elk Valley Coal’s bituminous coal inferred mineral resources as at December 31, 2006:

INFERRED COAL MINERAL RESOURCES(1,2) As at December 31, 2006 (millions of tonnes)
Rank	Inferred Resources
Metallurgical Coal
Fording River	2,721
Greenhills	649
Coal Mountain	30
Elkview	181
Line Creek	110
Cardinal River	4
Other(3)	473
Total Metallurgical	4,168
Thermal Coal
Line Creek	10
Total Thermal	10

Notes:

(1)

Coal mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal mineral resources are reported exclusive of interests of third parties except at Greenhills where coal mineral resources are reported inclusive of POSCAN’s interest. For a description of POSCAN’s interest, see “Description of the Business – Elk Valley Coal – Mines and Neptune Terminals – Greenhills”. Inferred coal mineral resource numbers are rounded.  Coal mineral resources do not have demonstrated economic viability. All of the inferred coal mineral resources reported in the table are bituminous coal.

(2)

See definition in Appendix “C”.

(3)

“Other” includes non-operating coal properties, such as Elco, Mt Duke, Muskiki, Gregg River and Quintette.

Although the term “inferred mineral resource” is recognized by NI 43-101, it is not recognized by the United States Securities and Exchange Commission.

“Inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. Investors should not assume that all or any part of an inferred coal mineral resource exists or will ever be upgraded to a higher category or be economically or legally mineable. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves”. However, NI 43-101 permits the quantification of inferred coal mineral resources in disclosure documents and the Trust has elected to include such information in this document.

Changes in Mineral Reserves and Mineral Resources

The following table sets forth the changes in Elk Valley Coal’s coal mineral reserves and mineral resources during 2006. The changes are categorized as “production”, “additions” or “deletions” to coal mineral reserves and mineral resources as at December 31, 2006:

CHANGES IN MINERAL RESERVES AND MINERAL RESOURCES – COAL(1,2) (millions of tonnes)
Mineral Reserves				Mineral Resources
Coal Type	Proven	Probable	Total	Measured	Indicated	Total	Inferred
Metallurgical Coal
December 31, 2005	479	203	683	2,124	1,279	3,402	4,163
Additions(3,4) Production(4) Deletions(3,4)	8 23 5	– – 2	8 23 7	17 – 2	– – 9	17 – 11	5 – –
December 31, 2006	461	201	662	2,139	1,270	3,408	4,168
Thermal Coal
December 31, 2005	2	–	2	6	24	30	10
Additions(4) Production(4) Deletions(4)	– – –	– – –	– – –	– – –	– – –	– – –	– – –
December 31, 2006	2	–	2	5	24	29	10

Notes:

(1)

Coal mineral reserves are reported in millions of metric tonnes of clean coal. Coal mineral reserve numbers are rounded and are exclusive of coal mineral resources. Coal mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal mineral reserves and resources are reported exclusive of interests of third parties except at Greenhills where coal mineral reserves and resources are reported inclusive of POSCAN’s interest. Coal mineral resource numbers are rounded. Coal mineral reserves are not included in coal mineral resources. Coal mineral resources do not have demonstrated economic viability. All of the coal mineral reserves and mineral resources reported in the table are bituminous coal.

(2)

See definitions in Appendix “C”.

(3)

Significant changes to coal mineral reserves include:

Fording River:

net loss of 3.8 million tonnes metallurgical coal (removal of Swift Pit from reserves, design changes, geology changes)

Coal Mountain:

net gain of 2.5 million tonnes metallurgical coal (geology updates, yield parameters)

Elkview:

net loss of 1.5 million tonnes metallurgical coal (mining/drilling updates + reconciliation)

Line Creek:

net gain of 4.7 million tonnes metallurgical coal (new pit design, pit re-design, reconciliation)

Cardinal River:

net loss of 0.5 million tonnes metallurgical coal (seam parameter + yield changes)

Significant changes to coal mineral resources include:

Fording River:

transfer from reserves of 4.4 million tonnes in situ to measured resources (Swift Pit)

Coal Mountain:

net gain of 3.7 million in situ to measured + indicated resources (drilling updates +reinterpretation)
addition of 5.4 million in situ to inferred resources (drilling updates + reinterpretation)

Line Creek:

transfer of 2.5 million tonnes in situ to reserves

(4)

Tonnage below 500,000 tonnes is shown as “-”.

Exploration and Development Activities

In 2006, Elk Valley Coal spent approximately $8 million on the exploration of areas outside of its active mining areas. These activities were directed at refining mine plans to best exploit resources scheduled for future development. In addition, a substantial amount of routine drilling was undertaken in pit as part of normal operations.

Drilling activity in 2006 totalled 75,600 metres for exploration, development and production planning purposes. All drilling, logging and sampling activities were conducted under a combination of ISO quality standards, the material testing standards established by the American Society for Testing Materials and Elk Valley Coal’s internal standards.

Of the total metres drilled, 42,000 metres represented drilling conducted at all minesites within current pit boundaries for short to medium range planning purposes. 5,800 metres represented exploration drilling conducted on the Quintette property. The remaining 27,800 metres represented drilling as part of programs conducted by Line Creek, Fording River and Coal Mountain operations on coal lands adjacent to those operations. The drilling provided additional information about the quantity and quality of coal resources that may be available to extend the life of the Line Creek and Fording River operations. Further drilling programs are planned for 2007.

Real Property

The following chart lists the coal rights held by Elk Valley Coal as at December 31, 2006:

Mineral Holdings(1) (thousand hectares)	Fee Simple	Crown Lease and License	Total
Coal British Columbia Alberta	39 1	68 39	107 40
All Mines and Minerals except Petroleum & Natural Gas British Columbia	10	–	10
Total	50	107	157

Note:

(1)

Numbers have been rounded.

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare. Elk Valley Coal currently pays license fees ranging from $7 to $30 per hectare. Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare. In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years. Annual lease rentals are approximately $3.50 per hectare. In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Elk Valley Coal’s six coal mines operate in British Columbia and are therefore subject to British Columbia mineral taxes. British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13%, and apply to Elk Valley Coal’s Cardinal River operations.

NYCO – Reserves and Resources

Proven and Probable Industrial Mineral Reserves

The following table sets forth NYCO’s proven and probable mineral reserves of wollastonite and tripoli as at December 31, 2006:

INDUSTRIAL MINERAL RESERVES(1,2,3) As at December 31, 2006 (millions of tonnes)
Minerals	Proven	Probable	Total	Grade(4)
Wollastonite
NYCO Minerals	5	1	6	54.5%
Minera	19	85	104	54.8%
Total Wollastonite	25	86	111	–

Total Tripoli	2	–	2	94-98%

Notes:

(1)

Wollastonite and tripoli mineral reserves are reported in millions of metric tonnes in the ground before recovery through mining and without application of recovery factors.  Mineral reserves are reported exclusive of interests of third parties.

(2)

See definitions in Appendix “C”.

(3)

Numbers have been rounded.

(4)

All grades are reported as a percentage (by weight) of material. For wollastonite, it is percentage of CaSi03 (wollastonite). For tripoli, it is reported as a percentage SiO2 (silicon dioxide).

Had the industrial mineral reserves noted in the previous table been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with NI 43-101. In 2006, NYCO had all necessary permits which are required to mine the tonnes attributed to the above-noted reserves.

Industrial Measured and Indicated Mineral Resources

The following table sets forth NYCO’s industrial mineral resources (consisting of “measured resources” and “indicated resources”) of wollastonite and tripoli as at December 31, 2006:

INDUSTRIAL MINERAL RESOURCES(1,2,3) As at December 31, 2006 (millions of tonnes)
Minerals	Measured	Indicated	Total	Grade(4)
Wollastonite
NYCO Minerals	–	2	2	54.5%
Minera	–	–	–	–
Total Wollastonite	0	2	2	–

Total Tripoli	–	–	–	–

Notes:

(1)

Wollastonite and tripoli mineral resources are reported in millions of metric tonnes in the ground before recovery through mining and without application of recovery factors. Mineral resources are reported exclusive of interests of third parties. Mineral reserves are not included in mineral resources. Mineral resources do not have demonstrated economic viability.

(2)

See definitions in Appendix “C”.

(3)

Numbers have been rounded.

(4)

All grades are reported as a percentage (by weight) of material. For wollastonite, it is percentage of CaSi03 (wollastonite). For tripoli, it is percentage SiO2 (silicon dioxide).

Although the terms “measured mineral resources” and “indicated mineral resources” are recognized by NI 43-101, they are not recognized by the United States Securities and Exchange Commission. Investors should not assume that all or any part of the mineral deposits identified as “measured” or “indicated” will ever be classified as mineral reserves. SEC Guide 7 only permits the quantification of mineral deposits in public reports that meet the definition of “Reserves” as set out in SEC Guide 7. However, NI 43-101 permits the quantification of mineral resources in disclosure documents and the Trust has elected to include such information in this document.  In previous disclosure documents filed in the United States, predecessor issuers to the Trust have referred to mineral resources as “non-reserves”.

Changes in Mineral Reserves and Mineral Resources

The following tables set forth the changes in NYCO’s industrial mineral Reserves and Resources during 2006. The changes are categorized as “production”, “additions” or “deletions” to mineral reserves and mineral resources as at December 31, 2006:

CHANGES IN RESERVES AND RESOURCES – INDUSTRIAL MINERALS(1,2,3) (millions of tonnes)
Mineral Reserves				Mineral Resources
Mineral Type	Proven	Probable	Total	Measured	Indicated	Total
Wollastonite (U.S.A.)
December 31, 2005	6	1	6	–	2	2
Additions Production (2) Deletions (2)	– – –	– – –	– – –	– – –	– – –	– – –
December 31, 2006	5	1	6	–	2	2
Wollastonite (Mexico)
December 31, 2005	19	85	104	–	–	–
Additions Production Deletions	– – –	– – –	– – –	– – –	– – –	– – –
December 31, 2006	19	85	104	–	–	–
Tripoli
December 31, 2005	2	–	2	–	–	–
Additions Production Deletions	– – –	– – –	– – –	– – –	– – –	– – –
December 31, 2006	2	–	2	–	–	–

Notes:

(1)

Wollastonite and tripoli mineral reserves are reported in millions of metric tonnes in the ground before mining without application of recovery factors. Mineral reserves are reported exclusive of interests of third parties. Mineral reserves are not included in mineral resources. Mineral resources do not have demonstrated economic viability. Mineral reserve and mineral resource numbers are rounded.

(2)

See definitions in Appendix “C”.

(3)

Production/Deletions below 500,000 tonnes is shown as “-”.

Exploration and Development Activities

In 2006, NYCO did not conduct any exploration activities outside of its active mining areas.

Real Property

The following chart lists significant mineral rights held by NYCO as at December 31, 2006:

Mineral Holdings (thousand hectares)	Fee Simple	Crown Lease and License	Total
All Mines and Minerals New York Oklahoma Mexico	2 1 –	– – 9	2 1 9
Total	3	9	12

Properties in the United States are fee simple lands or freehold leases under which royalties are paid to third parties. Mineral rights in Mexico are granted by the government through the issuance of exploration and exploitation permits. Exploration permits have annual fees of approximately $2 per hectare and are issued for six years. At the end of six years, they must be converted into exploitation permits or they revert to the government. Exploitation permits are issued for 50 years. Annual fees for exploitation permits escalate based upon the number of years for which the exploitation permit has been granted and the amounts are adjusted annually by the Mexican government. Fees for the Minera operations currently range from US$4.50 - $16 per hectare at current exchange rates. Minera does not have any exploration permits and operations are conducted entirely in reliance on exploitation permits.

RISK FACTORS

Risks Relating to the Trust

Set forth below is a summary of some material risks and uncertainties that could affect the Trust, its future results, the amount of cash available for distribution to Unitholders and the nature of the Trust itself. Unitholders and potential investors should carefully review and consider the risk factors set forth below as well as the other information contained in the documents forming the Trust’s public disclosure record before making an investment decision.

Cash Distributions to Unitholders are Dependent on Fording LP

Cash available for distribution generally refers to the net cash received by the Trust that is available for payment to Unitholders on a quarterly basis. The Trust is primarily dependent upon Fording LP’s 60% interest in the operations and assets of Elk Valley Coal to generate cash for distribution.

Although the Trust intends to distribute the net income earned from Fording LP and NYCO, there is no assurance regarding the amounts of cash to be generated by Fording LP and NYCO, and therefore the amount of cash available for distribution. The actual amount distributed in respect of the Units will depend on a variety of factors such as coal and wollastonite prices, sales volumes, profitability, the level of sustaining capital expenditures, credit agreements, and other factors that may be beyond the control of Fording LP, NYCO or the Trust. In the event significant sustaining capital expenditures are required, coal prices and/or sales volumes decline, or the profitability of Elk Valley Coal declines, there would be a decrease in the amount of cash available for distribution and such decrease could be material.

The Trust’s distribution policy is subject to change at the discretion of the Trustees of the Trust. The recourse of Unitholders who disagree with any change in policy is limited and could require such Unitholders to seek to replace the Trustees.

Credit Facilities

The existing credit facility contains covenants that require the Trust to meet certain financial tests and that restrict, among other things, the ability to incur additional debt, dispose of assets or pay distributions in certain circumstances. These restrictions may limit the Trust from making distributions to Unitholders.

Interest Rate and other Factors Affecting Yield

One of the factors that may influence the price of the Units in the public trading markets will be the expected annual yield on the Units as compared with the annual yield on other financial instruments. An increase in market interest rates may lead potential purchasers of Units to demand a higher annual yield, which could adversely affect the market price of the Units. Annual yield and therefore the price of Units in the public trading markets may also be affected by short-term supply and demand factors for income trust products generally. A material increase in interest rates on financial instruments could be expected to result in an increase in the required yield on the Units, and such increase could result in a decrease in the trading price of Units and such decline could be material.

Income Tax

On October 31, 2006, the Federal Government announced a proposed new tax regime that will effectively tax distributions from income trusts, other than real estate investment trusts, at rates similar to those paid by corporations. The new tax, if enacted, will become effective January 1, 2011. Amounts paid by the Trust on account of the tax would reduce the amount of cash available for distribution to Unitholders. There is no assurance that Canadian federal income tax laws or the current treatment of mutual funds trusts will not be further changed in a manner that affects Unitholders and the market value of the Units in a material adverse way.

The Declaration of Trust provides that, in the event that the aggregate of the taxable income of the Trust, including taxable capital gains, if any, and the non-taxable portion of the capital gains, if any, exceeds distributions otherwise made payable in the year, the amount of such excess will become payable to the Unitholders on December 31 and will be paid to the Unitholders in the following year. This may result in income distributable to Unitholders exceeding cash available for distribution. In such case, the Declaration of Trust provides that additional Units must be distributed to Unitholders in lieu of cash distributions. A consolidation of Units would occur immediately after such a distribution. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their Canadian federal taxable income, in circumstances where they do not directly receive a cash distribution.

Nature of Units

The Units should not be considered debt instruments as, among other things, distributions on the Units are not fixed nor can such distributions be enforced by Unitholders prior to being declared payable by the Trustees. Further, no principal amount is owing to Unitholders in respect of the Units.

The Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in Fording LP’s or NYCO’s businesses and should not be viewed by investors as such. As holders of Units, Unitholders do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Units represent a fractional interest in the Trust. The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Preservation of Status as a Mutual Fund Trust

The Declaration of Trust contains provisions intended to preserve the Trust’s status as a mutual fund trust for purposes of the Tax Act. Certain of these provisions grant broad powers to the Trustees to monitor the Trust’s status as a mutual fund trust and to take action to protect such status, if, in the discretion of the Trustees, such action is necessary. The market price of the Units could decline in the event that the Trustees elect to undertake any action to protect the Trust’s status as a mutual fund trust and any such decline could be material.

Pursuant to the reorganization effective January 1, 2007, the Trust was converted into a royalty trust so as to qualify for the exemption from the Non-Resident ownership restrictions available to such entities. There is a risk that the provisions of the Tax Act will be amended in such a manner that the royalty trust structure will not be exempt from the Non-Resident ownership restriction. In such event, the Trust might have to take steps to limit Non-Resident ownership of the Units that could adversely affect the value of such securities.

If the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, it is possible that the Units would cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. Furthermore, as the Units would then constitute “taxable Canadian property” for the purpose of the Tax Act, Non-Resident Unitholders would then be subject to tax under the Tax Act (in the absence of relief under any applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Units.

Redemption Right

Registered Unitholders are entitled to require the Trust to redeem their Units in accordance with the terms of the Declaration of Trust, which may be at a value less than market price. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment in the Units. Cash redemptions are subject to limitations set out in the Declaration of Trust. In certain circumstances, securities of the Trust’s subsidiaries or the Trust may be distributed to Unitholders in connection with redemption as opposed to cash. Such securities may not be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds, depending upon the circumstances at the time and will not be listed on any stock exchange and no established market is expected to develop for them.

Distribution of Securities on Redemption or Termination of the Trust

Upon redemption of Units or termination of the Trust, the Trustees may distribute other securities of the Trust or the Trust’s subsidiaries directly to the Unitholders, subject to obtaining any required regulatory approvals. Other securities of the Trust or the Trust’s subsidiaries distributed in this manner may not be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds, depending upon the circumstances at the time. Such securities will not be listed on any stock exchange and no established market is expected to develop for them.

Limited Likelihood of Unitholder Liability

The Declaration of Trust states that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder’s fractional interest in the Trust’s assets.

Further, effective July 1, 2004, the Income Trust Liability Act (Alberta) was enacted to create a statutory limitation on the liability of unitholders of Alberta income trusts. The legislation provides that a Unitholder will not, as beneficiary, be liable for any act, default, obligation or liability of the Trust or any of its Trustees incurred after the legislation came into force.

However, the legislation has not been judicially considered and it is possible that reliance by a Unitholder on the legislation or similar legislation enacted by other jurisdictions could be successfully challenged on jurisdictional or other grounds. Thus there remains a risk which the Trustees’ legal advisors consider very remote, that in limited circumstances, a Unitholder could be held personally liable, despite the Declaration of Trust, for obligations of the Trust to the extent that claims against the Trust are not satisfied out of the assets of the Trust.

Additional Units

The Declaration of Trust authorizes the Trustees to issue an unlimited number of Units for the consideration, and on terms and conditions, established by Trustees without the approval of any Unitholders. If the Trustees make a decision to issue additional Units, existing Unitholders may suffer significant dilution and cash available for distribution per Unit could decline.

Capital Investment

The timing and amount of capital expenditures incurred by Elk Valley Coal or by NYCO will directly affect the amount of cash available to the Trust for distribution to Unitholders. Distributions may be reduced, or even eliminated at times when significant capital expenditures are incurred or other unusual expenditures are made.

Unfunded Liabilities

Elk Valley Coal has a number of unfunded liabilities, including pension, other post-retirement benefit and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash available for distribution.

Forward-Looking Information May Prove Inaccurate

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumptions and uncertainties are found on page 1 of this Annual Information Form under the heading “Forward-Looking Information Advisory”.

Risks Relating to Fording LP and its Interest in Elk Valley Coal

The Trust’s financial performance is primarily dependent upon the operations and assets of Fording LP and, in particular, Fording LP’s interest in Elk Valley Coal. Accordingly, Unitholders are exposed to all of the risks to which the Trust is exposed, and to the risks to which Fording LP and Elk Valley Coal are exposed. Risks to which Fording LP and Elk Valley Coal are exposed include, but are not limited to, the following:

Restrictions on Potential Growth

The payout by Fording LP of all of its available cash to the Trust could mean that capital expenditures to expand operations or to exploit reserves and resources could only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Fording LP and, over time, have a material adverse effect on the amount of cash available for distribution.

Market Risks – Oversupply of Coking Coal

The prices for coking coal and, in particular, hard coking coal have a significant impact on Elk Valley Coal’s profitability, and are dependent on the supply/demand balance for coking coal and, to a lesser degree, the economic conditions of the markets into which the coal is sold. In the past, there have been periods of oversupply of coking coal in the market, which have resulted in price decreases. An oversupply of coking coal in world markets or a general downturn in the economies of any of Elk Valley Coal’s significant markets could have a material adverse effect on the profitability of Fording LP and, accordingly, the amount of cash available for distribution.

Market Risks - Competitiveness

While Elk Valley Coal’s mining costs are competitive on a global basis, its transportation costs are significantly higher than its primary competitors located in Australia. Substantially all of Elk Valley Coal’s product is transported relatively long distances to ports in or near Vancouver and to customers in eastern North America. In addition, Elk Valley Coal is dependent on two rail carriers and two terminal facilities for substantially all of the transportation and loading of its metallurgical coal. There are no cost-effective alternatives to these providers, certainly in the near term. Over 90% of its product is transported by the Canadian Pacific Railway, and the absence of competitive factors, such as running rights that would permit other railways to bid on Elk Valley Coal’s transportation requirements, negatively impacts Elk Valley Coal’s negotiated service rates. This dependency makes Elk Valley Coal particularly vulnerable to coal price decreases which could have a material adverse effect on the profitability of Fording LP and, accordingly, the amount of cash available for distribution.

Conflicts of Interest

The Trust and its Unitholders are dependent upon Teck Cominco, and its subsidiary, Teck GP as managing partner of Elk Valley Coal, to manage the business and affairs of Elk Valley Coal. There is a risk to the Trust, should any conflict arise between the Trust, Elk Valley Coal, Teck Cominco and Teck GP. In the event that Teck Cominco or Teck GP do not fulfill their obligations under the terms of the EVC Partnership Agreement or fail to manage the business and affairs of Elk Valley Coal in a prudent manner, or should conflicts of interest arise, there could be adverse affects on the amount of cash available for distribution to Unitholders.

Operational Risks

Profitability and, therefore, funds available to the Trust for distribution to Unitholders, are affected by the cost of product sold and transportation and other costs, product quality and taxation. Should any of these costs increase significantly in circumstances where these costs cannot otherwise be offset, the amount of cash available for distribution to Unitholders could decrease and such decrease could be material.

Shortage of Mining Equipment and Supplies

The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. For example, Elk Valley Coal has been advised by its suppliers that tires will be allocated based on the previous year’s purchases among their customers due to a global shortage of haulage truck tires. The Trust anticipates this tire shortage will continue into 2008.

As a result, operations could be adversely affected if Elk Valley Coal encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Elk Valley Coal was unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected, materially reducing the amount of cash available for distribution.

Coal Transportation

The majority of coal that is produced by Elk Valley Coal is exported outside of North America, and Elk Valley Coal’s mines are located more than 1,100 kilometers from seaports. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. A substantial portion of coal production from Elk Valley Coal is transported to port facilities by Canadian Pacific Railway, and to a lesser extent Canadian National Railway, and loaded on to vessels at either Westshore Terminals or Neptune Terminals. Severe weather such as high winds and heavy snowfalls, contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels or other factors that prevent the railways or terminals from providing their services can seriously impact Elk Valley Coal and Fording LP’s financial results, and therefore, cash available for distribution to Unitholders.

The Steel Industry

Substantially all of the coking coal that Elk Valley Coal produces is sold to steel producers. The steel industry’s demand for coking coal is affected by a number of factors including the cyclical nature of that industry’s business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminium, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for coking coal, which would have a material adverse effect upon the Trust and the cash available for distribution to Unitholders. Similarly, if less expensive coals could be used in substitution for hard coking coal in the integrated steel mill process, the demand for hard coking coal would materially decrease, which would also materially and adversely affect the cash available for distribution to Unitholders.

Foreign Currency Exchange

Elk Valley Coal’s operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since the vast majority of Elk Valley Coal’s operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce Elk Valley Coal’s realized Canadian dollar selling price thereby reducing the profitability of Fording LP and the cash available to the Trust for distribution to Unitholders, and such reduction could be material.

This risk is mitigated to some extent by a policy to fix a portion of Fording LP’s U.S. dollar exposure through the use of foreign exchange forward contracts. However, the ability of Fording LP to enter into foreign exchange forward contracts will depend on the size of the position it wishes to take and the counterparties’ assessment of the credit risk of Fording LP and that of Elk Valley Coal. In turn, the effectiveness of such contracts will depend in part on the credit worthiness of the counterparties to foreign exchange forward contracts. The inability of Fording LP or Elk Valley Coal to put in place foreign exchange forward contracts could materially increase exposure to fluctuations in the value of the Canadian dollar relative to the U.S. dollar.

Derivative Instruments

From time to time, Elk Valley Coal and Fording LP may employ foreign exchange forward contracts, interest rate swap agreements and other derivative instruments to fix exposure to specific financial risks. While forward currency exchange contracts can provide protection from certain fluctuations in currencies and realized selling prices, they will correspondingly limit the ability of Elk Valley Coal and Fording LP to capitalize on favourable changes in the factors that have been fixed by these instruments. In a period of volatile economic conditions, these derivative instruments may reduce or increase profitability relative to what would have been realized in the absence of the derivative instruments and relative to competitors who have fixed their risk exposure to a different degree or are unhedged.

Dependence on Major Customers

The metallurgical coal industry is characterized by a relatively small number of customers worldwide, many of whom have long-standing relationships with Elk Valley Coal. For example, sales to one customer accounted for 11% of Elk Valley Coal’s revenue in 2006. A loss of, or a significant reduction in, purchases by any of its largest customers could have a material adverse effect on Elk Valley Coal’s and Fording LP’s revenues and the amount of cash available for distribution to Unitholders.

Labour and Personnel

Five of Elk Valley Coal’s six mines are unionized. Rail carriers and port facilities on which Elk Valley Coal is dependent to deliver coal to its customers are also unionized. Strikes, lockouts or other work stoppages or slow-downs involving Elk Valley Coal’s unionized employees or those of its key service suppliers could have a material adverse effect upon Elk Valley Coal’s and Fording LP’s revenues and the cash available for distribution to Unitholders.

In addition, success of the Trust will be dependent in large measure on the services of a number of key officers and executives of the Trust, Fording LP and Elk Valley Coal. The availability of qualified management personnel, technically skilled individuals and trained operators is becoming more restricted given the competition for personnel in British Columbia and Alberta in the mining and oil sand industries. The loss of such key personnel and the inability to replace them with people of similar experience and capabilities could have a material adverse effect on the financial condition or results of operations of Elk Valley Coal and Fording LP, which, in turn, would reduce the amount of cash available to the Trust for distribution to Unitholders.

Risks Inherent in the Mining Industry

Mining operations are subject to conditions that are beyond the control of management that can delay coal production or delivery, or increase the cost of mining. These conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents, and inclement or hazardous weather conditions. Such conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, Elk Valley Coal and NYCO maintain insurance against risks that are typical in the mining industry. In addition, Elk Valley Coal and NYCO have insured their physical assets on a replacement cost basis and purchased business interruption insurance and liability insurance at levels they believe to be reasonable. However, there is no guarantee that the insurance coverage will be adequate in all cases.

Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to Elk Valley Coal, NYCO or others in the mining industry. Accordingly, in the event that Elk Valley Coal or NYCO incurred significant liability in connection with environmental damage, such liability may have to be satisfied with cash that would otherwise be available for distribution to Unitholders.

Reserves and Resources

Disclosed reserves and resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. Actual production, recovery, revenues and expenditures for the reserve properties will vary from estimates and these variations could be material.

While the estimates of the reserves and resources of Elk Valley Coal and NYCO have been prepared in accordance with industry standards and applicable law based on information which management believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resources involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond the control of Elk Valley Coal and NYCO. For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of such reserves, may vary materially from estimates. The estimates of reserves and resources therefore may not accurately reflect actual reserves and resources of Elk Valley Coal and NYCO.

The Trust’s profitability will depend substantially on Elk Valley Coal’s ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. Elk Valley Coal will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that Elk Valley Coal acquires until after the acquisition, which may adversely affect the profitability and financial condition of Fording LP.

Elk Valley Coal and NYCO have extensive coal and wollastonite properties, respectively, that are undeveloped. Authorization from federal, provincial or state governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Elk Valley Coal and NYCO will be able to obtain the necessary authorizations to develop resource properties in the future and this may negatively affect the ability of the Trust to make future distributions to Unitholders.

Operations in and Sales to Foreign Countries

Elk Valley Coal operates in Canada and sells its products to customers located around the world. NYCO operates in the United States and Mexico and sells products to customers located around the world. Foreign operations and sales to customers in foreign countries result in added risks and uncertainties due to the different economic, political and cultural environments of those countries. Some of these risks include the potential for nationalization of foreign enterprises, expropriation of assets without adequate compensation, social unrest, political uprisings, trade barriers, capital flow controls and material changes in taxation and other applicable legislation.

New Applications of Wollastonite

The wollastonite market is currently in an oversupply position and has been for several years. Management believes that the oversupply situation will only be resolved if demand for wollastonite substantially increases, which management believes will not occur until further applications for this mineral are developed and there is market acceptance of the use of wollastonite in those applications. A failure to develop new applications for the use of wollastonite or a failure of consumers to accept the use of wollastonite in those applications would have a material adverse effect on NYCO’s growth.

Product Health Risks – NYCO

Tremolite asbestos has been classified by the International Agency for Research on Cancer as a Group One agent. This category is used when there is sufficient evidence of carcinogenicity when humans are exposed to the substance in certain circumstances. It was previously suspected that tremolite asbestos was present in some of the product produced and shipped from the Willsboro facility in New York. However, testing of NYCO’s wollastonite products indicated that such products did not contain tremolite asbestos. In the event that NYCO’s wollastonite products were found to contain asbestiform tremolite, the demand for these products could materially decrease and NYCO could become exposed to liabilities, including workers’ compensation and product liability claims.

Tripoli produced by American Tripoli is a type of crystalline silica that has been classified by the International Agency for Research on Cancer as a Group One agent. In the event that it was demonstrated that tripoli contributed to the development of cancer, the markets for this product would be very limited and American Tripoli could become exposed to workers’ compensation and product liability claims.

Risks Related to Government Regulations

Government authorities regulate the mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. Such regulation can have a significant effect on Elk Valley Coal’s and NYCO’s costs of production and competitive position.

The Environment

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

In October 2006 the government of Canada announced its intention to develop and implement regulatory measures primarily, but not exclusively under the Canadian Environmental Protection Act, 1999, and as enabled by amendments set out in the proposed Canada's Clean Air Act, addressing the main human-made sources (including industry, transportation and certain products) of air pollutants and greenhouse gases.

A consultation process between members of key industry sectors and the government of Canada commenced in late 2006. The government of Canada has committed to consult on the form of the overall regulatory framework that will guide the development of industrial sector regulations. The intent is to reach a decision by spring of 2007 on the overall regulatory approach, including proposed short-term targets for air pollutants and greenhouse gases to be reflected in the proposed regulations to come into effect in the 2010-2015 period.

In the second consultation phase, beginning in summer 2007 and likely continuing until the end of 2008, the government of Canada intends to engage in detailed consultations on the proposed regulations that will apply to individual sectors, including defining sectoral obligations and timelines. The government of Canada intends to publish the first sectoral regulations, for public comment beginning in spring 2008. Proposed regulations for the first sectors are expected to be finalized no later than 2008. All other regulations are at this time planned to come into force by the end of 2010.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Elk Valley Coal depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. As discussed above, the federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to determine their potential effects on operations.

Most of Elk Valley Coal’s products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s Kyoto ratification decision. However, the broad adoption by Kyoto signatory countries and others of emission limitations or other regulatory efforts to control greenhouse gas emissions could negatively affect in a material adverse way the demand for coal, oil and natural gas, as well as increase production and transportation costs.

Permits and Permitting Process

Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, new permits required by Elk Valley Coal and NYCO to fully develop properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the ability of Elk Valley Coal and NYCO to conduct mining operations or to do so profitably.

Accuracy of Liability Accruals

Elk Valley Coal and NYCO are subject to future liabilities and obligations in connection with matters such as pension plan and other post-retirement benefits, asset retirement obligations, reclamation obligations and other environmental liabilities. Each of Elk Valley Coal and NYCO has established accruals to reflect these obligations. However, the determination of the amounts that should be accrued is complex and may not fully reflect the magnitude of the liability. For example, the funding requirements of Elk Valley Coal’s and NYCO’s defined benefit pension plans and other post retirement benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. In addition, Elk Valley Coal and NYCO have obligations arising under federal and provincial environmental legislation in relation to future mine closures and land reclamation. These obligations are estimated based on permit requirements and various assumptions concerning costs and disturbed lands. These obligations are currently unfunded.

While each of Elk Valley Coal and NYCO believe that they have properly accrued, in accordance with GAAP in Canada, for the costs likely to be incurred in respect of these matters, there is no assurance that assumptions are correct or total liabilities and expenses for these matters will not increase in the future. As a result, there is no assurance that additional liabilities or expenses related to these matters will not be incurred in the future and such additional liabilities could have a material adverse effect upon the cash available to the Trust for distribution to Unitholders.

Assertion of Aboriginal and Treaty Rights

In Canada, existing aboriginal and treaty rights are protected by the Constitution Act, 1982. Treaty rights arise out of both historical and modern treaties. Typical historical treaty rights include the right to hunt, fish and trap on unoccupied Crown land. Aboriginal rights are rights that Aboriginal peoples hold as a result of their ancestors’ longstanding use and occupancy of the land, and range from limited rights of use for traditional purposes to a right of the land itself (aboriginal title). The courts continue to refine and define these rights over time, and in so doing the nature of the rights continues to evolve. The Crown (both federal and provincial) owes a duty to consult, and potentially accommodate, aboriginal and treaty rights when the government is contemplating conduct which may affect those rights (e.g. issuing a regulatory approval).

In British Columbia, where five of Elk Valley Coal’s six mines are located, few treaties exist with aboriginal peoples. In the mid 1990’s, the provincial and federal governments established the British Columbia Treaty Commission to facilitate negotiations to resolve outstanding aboriginal rights and title claims. Under this process, each aboriginal community files a statement of intent to negotiate, identifying the territory they claim as their traditional territory. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for one or more groups of aboriginal peoples. It is not possible to predict with certainty the impact that future treaties or the absence of treaties may have on resource development in British Columbia. However, it is possible that any such future treaties, or the assertion of aboriginal rights and title outside the treaty process, may limit the ability of Elk Valley Coal to develop new projects or further develop existing properties.

In Alberta, where the Cardinal River operations are located, historical treaties are in place between the federal government and the aboriginal peoples. In 2005, the government of Alberta published a consultation policy on land management and resource development affecting Aboriginal peoples and how it intends to satisfy its duty to consult for each new project. It is not possible to predict with certainty the impact which this new policy will have on the processes that are required for Elk Valley Coal to develop new projects or further develop existing properties in Alberta.

OTHER INFORMATION REGARDING THE TRUST

Environment, Health & Safety

Environmental Protection

In 2006, to the knowledge of the Trust, neither Elk Valley Coal nor any subsidiary of the Trust incurred any material remediation expenses or any material fines relating to non-compliance with applicable environmental laws. Further, to the knowledge of the Trust, neither Elk Valley Coal nor any subsidiary of the Trust is presently a party to any governmental or regulatory investigations or proceedings where it is alleged that it is in material violation of any environmental laws. In the past, a small number of minor accidental discharges, releases, leaks and other environmental incidents have occurred in the course of operations. Such occurrences have been reported to the relevant government agencies and remediated as required, but such occurrences have not had a material adverse effect upon the Trust or Elk Valley Coal.

Elk Valley Coal has constituted an internal Environment, Health, Safety and Risk Management Committee to effectively oversee its environmental programs. The committee is comprised of senior members of management of both Teck Cominco and Elk Valley Coal and meets at least quarterly to review environmental reports and audits from the minesites and to implement new programs and procedures as required. In addition, the Board of Directors has constituted an Environment, Health and Safety Committee to provide oversight of the environmental, health and safety performance of the operations of the Trust’s subsidiaries and monitor the environmental, health and safety performance of Elk Valley Coal.

Reclamation Activities and Asset Retirement Obligations

Elk Valley Coal has significant long-term liabilities relating to mine reclamation and end-of-mine closure costs (known as asset retirement obligations) and similar obligations in respect of Neptune Terminals. In addition, the Trust has asset retirement obligations in respect of NYCO. For details regarding the hectares of reclaimed lands for each minesite, see “Description of the Business – Elk Valley Coal – Mines and Neptune Terminals" and “Descriptions of the Business - NYCO”.

The Trust recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed by management annually and revised for changes in future estimated costs and regulatory requirements. These obligations are funded from cash from general resources at the time reclamation work is completed.

Asset retirement obligations are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The obligations include allowances for the reclamation of all pit, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas and when those areas become available for reclamation. The calculations of asset retirement obligations include estimates of reclamation spending over the next 35 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations at the site.

The following table presents the reconciliation of asset retirement obligations:

Millions of Canadian dollars	As at December 31
	2006	2005	2004
Balance – beginning of year	$71	$69	$58
Liabilities incurred	$2	$2	$12
Liabilities settled	$(2)	$(3)	$(1)
Accretion expense	$4	$4	$4
Other	$(6)	$(1)	$(5)
Balance – end of year	$69	$71	$69

Asset retirement obligations and costs are periodically reviewed by management and revised for changes in future estimated costs and regulatory requirements. At December 31, 2006, the total estimated undiscounted cost to settle the obligation is $151.9 million compared with $136.7 million in 2005 and $135.1 million in 2004, which using a credit adjusted risk-free rate of 6.8% and an inflation factor of 2%, results in a discounted obligation of $68.9 million compared with $70.6 million in 2005.

Due to the uncertainties associated with completing environmental remediation to required regulatory standards, the ultimate cost of future reclamation activities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the operations of Elk Valley Coal and the Trust’s subsidiaries becomes available. Future changes, if any, to the estimated total liability may be material and would be recognized on a prospective basis as a change in an accounting estimate, when applicable.  Environmental laws and regulations are continually evolving in all jurisdictions in which operations are conducted. The Trust is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Various regulatory agencies require security to be posted for reclamation obligations based on the forecasted costs to reclaim mined sites. These security requirements are satisfied by posting letters of credit issued by Canadian chartered banks.

Health & Safety

The Trust and Elk Valley Coal are committed to working with all employees to maintain a safe and productive work environment. All the operations of Elk Valley Coal and the Trust’s subsidiaries have comprehensive safety and loss control programs that incorporate the prevention of accidents, injuries and illnesses into normal work activities. Effective use of personal protective equipment and employee training on safe work practices and procedures are also part of these programs.

To effectively oversee the health and safety programs of Elk Valley Coal, the Environment, Health, Safety and Risk Management Committee reviews health and safety reports from the minesites to determine and implement new policies and procedures as required.

Community Relations

The Trust and Elk Valley Coal contribute to the long term future and success of the communities in which their employees work and live by participating in initiatives which enhance the quality of life and the delivery of services in those communities, encourage employee volunteerism and foster good relationships with stakeholders. Examples of these initiatives are as follows:

Sponsorship of Olympic Skier Emily Brydon

The Trust is proud to be one of Emily Brydon’s sponsors. Emily Brydon is an Olympian from Fernie, British Columbia, one of the communities in which Elk Valley Coal operates. She recorded Canada’s best woman’s combined and slalom results at the 2003 World Championships and is a World Cup bronze medal holder. Emily has earned a 10th place world ranking in downhill, while holding first place in downhill, Super G, slalom and combined in Canada. Emily competed in three events in the Torino 2006 Olympic Winter Games.

eTree Unitholder Campaign

The Trust has partnered with eTree through the Tree Canada Foundation, to plant a tree on behalf of each of registered Unitholder who signs up for electronic delivery of Unitholder materials.

Elk Valley Coal Discovery Centre

Elk Valley Coal donated $1 million to assist the Coal Discovery Society in the creation of an interpretive learning centre and heritage network that will illustrate and showcase coal mining and its importance to the Elk Valley region of British Columbia. As well as preserving the history of the coal mining industry of the Elk Valley, the centre will interpret modern coal mining and deliver economic and community benefits to the Elk Valley.

STARS Foundation

Elk Valley Coal has committed to donate $250,000 over a five-year period to the Calgary based Shock Trauma Air Rescue Society (“STARS”), as part of its “Vision Critical” campaign. The goal of the campaign is to enhance the fleet of helicopters, so STARS can fulfill its mission of providing a safe, rapid and highly specialized emergency medical transport system for the critically ill and injured. STARS provides services to the regions where Elk Valley Coal’s operations are located.

Public Libraries

Elk Valley Coal has contributed to the Hinton Public Library to help fund the Hinton Leisure and Learning Centre, which will be a library program room and video conferencing suite.

Health Care Initiatives

Elk Valley Coal donates funds to hospital foundations in Hinton, the Crowsnest Pass and in the Elk Valley. The employees of Elk Valley Coal run an annual “Caring for Kids” campaign for the Alberta Children’s Hospital Foundation (Calgary), British Columbia Children’s Hospital Foundation (Vancouver), and the Stollery Children’s Hospital Foundation (Edmonton). The funds raised by employees are matched by Elk Valley Coal. Elk Valley Coal also supports the Mining Association of British Columbia’s “Mining for Miracles” campaign for the British Columbia Children’s Hospital.

Education Initiatives

Elk Valley Coal supports education initiatives in both BC and Alberta including a $140,000 commitment at the University of Alberta to support a Mining Chair in the faculty of Engineering and a $75,000 commitment over three years for the Mineral Education Program of BC.

Community Initiatives

Elk Valley Coal supports a variety of community initiatives, which include: summer mine tours at its operations in the Elk Valley that are run in conjunction with the local chambers of commerce; community councils; schools and colleges; youth sports; mine education programs during “Mining Week”; mine rescue competitions; and other community events.

Human Resources

Employment Arrangements

The Trust, Fording ULC, and Fording LP do not employ any employees directly, other than Mr. Grandin who serves as Chief Executive Officer and is paid as a Trustee and Director. Pursuant to agreements made at the time of the 2003 Arrangement (and amended to reflect the 2005 Arrangement) Elk Valley Coal is required to make available members of its executive personnel to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording ULC. The employment costs of these executives are paid by Elk Valley Coal. However, if any of the executives spend a significant amount of his or her time in a year on the business of the Trust and/or Fording ULC, the employment costs for that executive will be allocated between the Trust, Fording ULC, and Elk Valley Coal based on the time spent on the business and affairs of the Trust and Fording ULC during the year. In addition, an agreement between Fording ULC and Elk Valley Coal provides for certain personnel (other than employees employed by NYCO Minerals, Minera, American Tripoli and other subsidiaries of the Trust) to be employees of Elk Valley Coal and be made available to Fording ULC to provide full time services to NYCO on a cost recovery basis.

The compensation of employees of Elk Valley Coal, including the executives that also serve as officers of the Trust and Fording ULC, is determined by the managing partner, and is reviewed by the Governance Committee of Fording ULC as part of the annual budget approval process by the Partners of Elk Valley Coal.

In connection with the 2003 Arrangement, Elk Valley Coal acquired from Teck Cominco all of the issued and outstanding shares of the Elkview Coal Corporation which employed the Elkview mine employees. As of January 1, 2004, Elkview Coal Corporation was amalgamated with Elk Valley Coal Corporation, with the successor corporation being referred to as Elk Valley Coal Corporation.

All of Elk Valley Coal’s mines are unionized except for the Greenhills operations. The expiry dates for the current collective agreements at the unionized mines are as follows:

Operation	Expiry Date of Collective Agreement	Productive Capacity As at December 31, 2006 (million tonnes)
Coal Mountain	December 31, 2009	2.7
Line Creek	May 31, 2009	2.5
Elkview (1)	October 31, 2010	5.5
Fording River	April 30, 2011	8.9
Cardinal River	June 30, 2007	2.2
Greenhills (1)	Non-union	5.1

Note:

(1)

Numbers at 100% of capacity – not Elk Valley Coal’s interest.

As at December 31, 2006, Elk Valley Coal employed approximately 3000 persons, all of whom reside in Canada. In addition, NYCO employed approximately 105 persons at operations in the United States and 60 persons at operations in Mexico. The Willsboro and American Tripoli mines are unionized and the current collective agreements expire June 5, 2011 and June 30, 2008, respectively.

Specialized Skills and Knowledge

Elk Valley Coal requires mine personnel who have extensive knowledge in the areas of mine development and mineral processing. Mine development includes all functions necessary to economically develop the mine, extract the coal from the earth and deliver it to the coal preparation plant. Mineral processing includes all functions that result in cleaning and preparing the coal for delivery after extracting it from the mine.

The Trust believes that the senior management of Elk Valley Coal possess the necessary skills and experience to efficiently perform these functions. Through their leadership, practical training is provided to employees to supplement their formal technical training. In order to attract individuals who possess the necessary technical training, Elk Valley Coal actively participates in college and university work programs and recruitment initiatives.

Compensation Covenant

A covenant entered into at the time of the 2003 Arrangement required that former employees of Old Fording employed by Elk Valley Coal be provided with compensation arrangements until the third anniversary of the effective date of the 2003 Arrangement that were, in the opinion of the Directors, who were directors of Old Fording at the time of the 2003 Arrangement, no less favourable in the aggregate, than the compensation policies and arrangements that were in place prior to the 2003 Arrangement. This covenant expired on February 28, 2006.

Change of Control Agreements

Old Fording entered into change of control agreements (“Change of Control Agreements”) with certain executives in connection with becoming a public company in 2001. Seven such Change of Control Agreements were assumed by Elk Valley Coal under the 2003 Arrangement. The 2003 Arrangement constituted a change in control for the purposes of the Change of Control Agreements with the result that if an executive who is a party to a Change of Control agreement resigns or is terminated without cause or otherwise qualifies under the terms of the Change of Control Agreement prior to the termination date, such executive will be entitled to the severance benefits provided for by the Change of Control Agreement. As of December 31, 2006, one Change of Control Agreement remains to be exercised. The agreement terminates February 28, 2009.

Deferred Unit Plan

Effective January 1, 2007, Elk Valley Coal established the Elk Valley Coal Corporation Deferred Unit Plan (“DUP”).

The DUP is a long-term incentive plan designed to attract and retain high quality employees and to promote the alignment of interests between Elk Valley Coal’s employees and business interests. Participation in the DUP is open to employees of Elk Valley Coal who are designated by the Elk Valley Coal’s Executive Committee, in its sole discretion, as eligible to participate. Such participants may include Elk Valley Coal employees who are also classified as “insiders” of the Trust for securities law purposes.

Long-term incentives are granted under the DUP by the award of units (“Deferred Units”) to participants that are equivalent in value to a Unit of the Trust at the date of grant. The number of Deferred Units awarded to any participant is determined by dividing (a) the amount of the target long-term incentive award established by Elk Valley Coal for the participant for the relevant period by (b) the weighted average trading price of a Unit of the Trust on The Toronto Stock Exchange for the five (5) trading days immediately preceding an award date. Participants are also credited with additional Deferred Units (“Distribution Equivalents”) equal in value, on a per unit basis, to the value of distributions declared and paid on Units of the Trust for each Deferred Unit held by the participant on the applicable date on which distributions are made on Units of the Trust. The number of Deferred Units credited to participants will also be adjusted in the event of certain fundamental transactions, reorganizations, subdivisions, consolidations or other changes affecting Units of the Trust. No actual Units of the Trust are granted to participants under the DUP. The Deferred Units are not securities of the Trust.

Payments are to be made to participants under the DUP within thirty (30) days following the third anniversary of the award date of Deferred Units, but in no event later than December 31st of the third calendar year following the date of any such award. Participants will receive a lump sum payment in cash, less applicable withholding taxes, equal to the number of Deferred Units, including related Distribution Equivalents, held in the participant’s account on the payment value determination date multiplied by the weighted average trading price of a Unit of the Trust on The Toronto Stock Exchange for the five (5) trading days immediately preceding the relevant date. Deferred Units do not represent the right to receive Units of the Trust.

ANNUAL AND QUARTERLY FINANCIAL INFORMATION

Annual and quarterly financial information included in the Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 that forms part of the Trust’s 2006 Annual Review, is incorporated by reference into this Annual Information Form.

CAPITAL STRUCTURE

Beneficial interests in the Trust are divided into a single class of Units. The aggregate number of Units that the Trust may issue is unlimited. There were 147,038,201 Units outstanding at December 31, 2006 and 147,048,146 Units outstanding at February 28, 2007. The Units trade on both the TSX (FDG.UN) and the NYSE (FDG).

Description of Units

Each Unit represents an equal, fractional, undivided beneficial interest in any distributions from the Trust and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units are of the same class with equal rights and privileges. Each Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust and distributions on liquidation, is fully paid and entitles the holder thereof to one vote at each meeting of Unitholders. Units are currently represented by certificates but the Trustees have authority to implement a book-based system if such a transition is feasible.

The Units do not represent a traditional investment and should not be viewed by investors as “shares” in the Trust or any of its subsidiaries or investments. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.

The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on, or intend to carry on, the business of a trust company.

Limitations on Non-Resident Unitholders

Certain provisions of the Tax Act require that income trusts not be established or maintained primarily for the benefit of Non-Residents. The reorganization of the Trust into a royalty trust effective January 1, 2007 brought the Trust within an exemption from the Non-Resident ownership restriction of the Tax Act.

However, it is possible that the Tax Act may be amended in such a manner that mutual fund trusts, like the Trust, that are organized as royalty trusts, will not be exempt from the Non-Resident ownership restriction. Were such an amendment to occur, the Trust’s status as a mutual fund trust could be jeopardized by Non-Resident ownership levels exceeding 50% of the outstanding units. The Declaration of Trust contains provisions intended to preserve the Trust’s status as a mutual fund trust for purposes of the Tax Act. Certain of these provisions grant broad powers to the Trustees to monitor the Trust’s status as a mutual fund trust and to take action to protect such status, if, in the discretion of the Trustees, such action is necessary. Some of these actions may result in the delisting of the Units from one or more exchanges or actions otherwise restricting their liquidity. The market price of the Units could decline in the event that the Trustees elect to undertake any action to protect the Trust’s status as a mutual fund trust and any such decline could be material.

Redemption Right

Units are redeemable at any time on demand by the holders thereof in accordance with the terms described below. Upon receipt by the Trust of a notice to redeem Units, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of:

(a)

90% of the “market price” of the Units on the principal market on which the Units are quoted for trading during the ten trading day period ending immediately prior to the date on which the Units are surrendered to the Trust for redemption (the “Redemption Date”); and

(b)

100% of the “closing market price” on the principal market on which the Units are quoted for trading, on the Redemption Date.

For the purposes of this calculation:

“market price” will be an amount equal to the average of the closing price of the Units for each of the trading days for the ten trading day reference period on which there was a closing price on the principal exchange or market on which the Units are quoted for trading; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the “market price” shall be an amount equal to the average of the average highest and lowest prices for each of the trading days on which there was a trade; and provided further that, if there was trading on the applicable exchange or market for fewer than five of the ten trading days in the reference period, the “market price” shall be the average of the following prices established for each of the ten trading days: (i) the average of the last bid and last ask prices for each day on which there was no trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest trading prices of Units traded on a particular day; and

“closing market price” shall be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or the average of the last bid and last ask price of the Units if there was no trading on the date.

The aggregate Redemption Price payable by the Trust in respect of any Units surrendered for redemption during any calendar month shall be paid by cheque drawn on a Canadian bank or a trust company in lawful money of Canada, payable at par to or to order of the Unitholder who exercised the right of redemption, on or before the last day of the calendar month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000 (provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and (iii) the normal trading of the outstanding Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten day trading period ending on the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the foregoing limitations, then the Redemption Price for such Units shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use commercially reasonable efforts to obtain), be paid and satisfied by way of a distribution in specie of securities of the Trust or any of its subsidiaries having a fair market value, as determined by the Trustees, equal to the Redemption Price of the surrendered Units for which cash is not available. The Trust shall be entitled to all interest or distributions paid or accrued and unpaid on such securities on or before the date of the distribution in specie.

It is anticipated that the redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop for such securities. Such securities may also be subject to an indefinite “hold period” or other resale restrictions under applicable securities laws. As well, such securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Declaration of Trust

The Trust was formed as an open-ended mutual fund trust on February 26, 2003, pursuant to the Declaration of Trust, which provides the manner in which the Trust will operate. The Declaration of the Trust was amended and restated on August 24, 2005, in conjunction with the 2005 Arrangement approved by the Unitholders at the 2005 Annual and Special Meeting. The Declaration of Trust was further amended by the Trustees effective March 1, 2007 as approved by the Unitholders at the 2006 Annual and Special Meeting to provide for the advancement of defence costs to Trustees in certain circumstances.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended from time to time if approved by at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, if also approved by a majority of Independent Trustees, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a)

for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Trust;

(b)

deemed necessary or advisable to ensure that the Trust has not been established or maintained primarily for the benefit of Non-Residents;

(c)

which, in the opinion of the Trustees, provide additional protection or benefit for the Unitholders;

(d)

to remove any conflicts or inconsistencies in the Declaration of Trust or to make corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(e)

which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation or other laws or the administration or enforcement thereof,

provided that, notwithstanding the foregoing, the Trustees may not unilaterally amend the Declaration of Trust if such amendment would: (i) amend the amending provisions; (ii) amend the Unitholders’ voting rights; or (iii) cause the Trust to fail to qualify as a “mutual fund trust” under the Tax Act.

Unitholder Rights Plan

As part of the 2003 Arrangement, the Trust adopted the Unitholder Rights Plan. Its continued operation was approved by Unitholders at the 2006 Annual and Special Meeting on May 2, 2006 including certain amendments intended to reflect general developments in Canadian rights plans that had occurred since the implementation of the Unitholder Rights Plan in 2003. The purpose of the Unitholder Rights Plan is to provide Unitholders with sufficient time to assess a take-over bid for the Trust, if such bid were to be made, and to provide the Trustees with the opportunity to explore and develop alternatives that are in the best interest of the Trust and the Unitholders.

The Unitholder Rights Plan is intended to encourage a potential acquirer to proceed either by way of a “Permitted Bid” (as defined below) or with the concurrence of the Trustees.

A Permitted Bid is a bid which:

(a)

has been made by way of a take-over bid circular;

(b)

has been made to all Unitholders registered on the books of the Trust;

(c)

provides that no Units deposited to such bid will be taken up and paid for:

(i)

prior to the day which is 50 days following the date of the take-over bid; and

(ii)

unless on that date, more than 50% of the outstanding Units held by “Independent Unitholders” (generally, Unitholders who are unrelated to the bidder) have been deposited and not withdrawn;

(d)

provides that Units may be deposited and withdrawn at anytime during the 50-day bid period; and

(e)

provides that if more than 50% of the Units held by Independent Unitholders are tendered to the bid and not withdrawn within the 50-day bid period, the bidder must make a public announcement to that effect and allow for the tendering of outstanding Units for an additional ten business days.

Upon the coming into effect of the Unitholder Rights Plan, one right (a “Right”) was issued in respect of each Unit issued under the 2003 Arrangement. One Right was also issued in respect of each Unit pursuant to the Trust’s short form prospectus offering in the spring of 2004 and one Right attached to each of the additional Units issued pursuant to the Unit subdivision that occurred following the 2005 Arrangement.

The Rights will separate from the Units ten trading days after the occurrence of certain events including (i) a public announcement that a person has acquired beneficial ownership of 20% or more of the Units, and (ii) the date of commencement or first public announcement of the intent of a person to make a take-over bid. If a person acquires beneficial ownership of 20% or more of the Units, other than in a manner permitted under the Unitholder Rights Plan (a “Flip-in Event”), each Right, other than a Right held by such acquiring person and any other person acting jointly or in concert with such person, will, in effect, permit the holders of Rights to purchase Units at a 50% discount to their market price. A Right will not become exercisable if an acquisition of Units is made pursuant to a Permitted Bid. Similarly, a Right will not be exercisable if an acquisition of Units is made pursuant to a prospectus offering, a private placement or a securities exchange take-over bid provided that the person does not acquire a greater percentage of Units than the percentage of Units held by such Person immediately prior to such acquisition. The Trustees may, prior to a Flip-in Event, waive the application of the Unitholder Rights Plan if the take-over bid is made by way of a take-over bid circular to all Unitholders. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the Units, provided that they are not making a take-over bid.

The Unitholder Rights Plan must be reconfirmed at every third annual meeting of Unitholders following the 2003 Arrangement. At the 2006 Annual and Special Meeting, Unitholders reconfirmed an amended and restated Unitholder Rights Plan. The Unitholder Rights Plan will expire on February 28, 2013 unless it terminates prior to that time due to its failure to be reconfirmed by Unitholders.

Distribution Policies

The Trust

The Trustees determine the distribution policy of the Trust. It is the current distribution policy of the Trust to distribute all of the Trust’s Distributable Cash quarterly to Unitholders of record on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month. To the extent that distributions do not exceed the taxable income of the Trust, a distribution equal to the excess of taxable income over prior distributions in the year will be payable to Unitholders of record on the last day of each taxation year of the Trust. In the event that the Trustees of the Trust determine that the Trust does not have sufficient cash available to make the full amount of any distribution, the payment of such distribution may be made in Units.

Fording LP

The Board of Directors of Fording ULC, as general partner of the Fording LP, determines the distribution policy of Fording LP. Following completion of the 2005 Arrangement, the Board of Directors adopted a distribution policy substantially similar to the previous policy of Fording Inc. The current distribution policy of Fording LP is to distribute its Available Cash to its partners, in proportion to their respective partnership interests (which is the Trust, as to 99.99% and Fording ULC as to 0.01%), subject to compliance with legal and contractual obligations. Such distributions will be made not less than quarterly and will be based primarily on Fording LP’s expected results for the period in respect of which the distribution is being made, but may take into account its expected future performance. Subsequent distributions may be adjusted for amounts paid in prior periods if the actual Available Cash for the period is greater than or less than the expected results in the period. Available Cash will be determined after provision for cash reserves established by Fording ULC in its discretion, in its capacity as managing general partner of Fording LP.

Elk Valley Coal

Elk Valley Coal distributes cash to its Partners based on the Distribution Entitlement held by each Partner at the time the distribution is determined. Distributions are made on a monthly basis based on quarter end estimates determined by the managing partner, which are adjusted after each quarter and at the end of the fiscal year to actual amounts.

Distribution History

The following quarterly distributions were paid by the Trust on a per Unit basis for 2006, 2005 and 2004 (amounts adjusted to represent post split unit values):

2006		2005		2004

April 13, 2006	$1.40	April 15, 2005	$0.433	April 15, 2004	$0.333
July 14, 2006	$1.00	July 15, 2005	$0.933	July 15, 2004	$0.333
October 13, 2006	$0.80	October 14, 2005	$1.80	October 15, 2004	$0.367
January 15, 2007	$0.95	January 13, 2006	$1.60	January 14, 2005	$0.433

MARKETS FOR SECURITIES

The Units are listed and posted for trading on the TSX under the symbol “FDG.UN” and on the NYSE under the symbol “FDG”. The following table sets out the trading price range and volume of the Units traded on the TSX and NYSE during the most recent financial year ended December 31, 2006:

	TSX			NYSE
Date	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume

January	$ 48.06	$ 40.20	311,535	US$ 41.89	US$ 34.58	1,183,987
February	$ 47.35	$ 43.80	489,093	US$ 41.45	US$ 37.99	816,694
March	$ 49.93	$ 42.85	432,963	US$ 43.17	US$ 36.69	1,196,974
April	$ 45.09	$ 40.21	309,593	US$ 39.63	US$ 35.50	905,426
May	$ 42.18	$ 35.35	326,789	US$ 37.97	US$ 31.70	987,968
June	$ 39.33	$ 32.50	297,833	US$ 38.87	US$ 29.57	920,881
July	$ 35.88	$ 29.00	264,068	US$ 31,90	US$ 25,47	953,846
August	$ 34.95	$ 31.78	188,863	US$ 31.60	US$ 28.01	627,043
September	$ 33.81	$ 27.24	336,180	US$ 30.32	US$ 24.30	1,160,015
October	$ 29.48	$ 25.83	774,872	US$ 25.96	US$ 23.20	1,128,925
November	$ 27.19	$ 21.50	513,059	US$ 24.00	US$ 18.90	2,026,900
December	$ 28.25	$ 23.31	450,406	US$ 24.49	US$ 20.32	1,609,310

On February 28, 2007, the closing trading prices of the Units on the TSX and on the NYSE were, respectively, $29.45 and US$26.10 per Unit.

GOVERNANCE

Governance Arrangements

At the time of the 2003 Arrangement, each of the Principal Unitholders subscribed for Units and entered into a governance agreement with the Trust and Fording Inc. Pursuant to the 2005 Arrangement, the governance agreements were amended (see “General Development of the Business - Three Year History - Reorganization of the Trust’s Subsidiaries”) to ensure that the remaining Principal Unitholders, being OTPP and Teck Cominco, continued to have the same governance rights after the 2005 Arrangement that they had prior to the 2005 Arrangement. As of February 1, 2007, only the governance agreement with Teck Cominco continues to be in effect.

The governance agreement provides Teck Cominco with the right to nominate one Trustee and one Director for election by Unitholders. The right to put forward a Trustee and Director nominee continues until such time as Teck Cominco ceases to hold a minimum 4.5% ownership interest in the Trust. The balance of the Trustees will be recommended for election by the Governance Committee of the Trustees and nominated for election by the Trustees. The balance of Directors will be nominated by the Governance Committee of the Board of Directors and nominated for election by the Board of Directors.

The Chair and Chief Executive Officer is selected by the Trustees from among the Independent Trustees. Any proposed officer of the Trust who is also a director, officer or employee of Teck Cominco or any of its affiliates, or of Elk Valley Coal, must be approved by the Independent Trustees.

The powers of the Trustees are subject to specific limitations contained in the Declaration of Trust, including restrictions on investments by the Trust in order to comply with applicable income tax rules, the ability to indirectly vote the common shares of Fording ULC in certain circumstances and the ability to terminate the Trust. The Trustees otherwise have full, absolute and exclusive power, control and authority over the assets and affairs of the Trust.

Compliance with NYSE Listing Standards on Corporate Governance

The Units are listed on the NYSE, but as a listed foreign private issuer, the Trust is not required to comply with all of the NYSE’s listing standards regarding corporate governance. Nevertheless, the Trust complies in all material respects with the NYSE corporate governance listing standards.

Audit Committee Disclosure

The text of the Audit Committee Charter for the Trust is located in Appendix “D” to this Annual Information Form. The Audit Committee Charter for Fording ULC can be viewed at www.fording.ca.

Principal Accounting Fees and Services

The following is a summary of professional services provided by the Trust’s principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2004, 2005 and 2006 and the related fees:

	2006	2005	2004

Audit Fees	$743,000	$354,000	$277,500
Audit Related Fees	$83,000	$118,500	$128,500
Tax Fees	$0	$0	$22,750
All Other Fees	$2,500	$2,500	$1,500

Total	$828,500	$475,000	$430,200

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the integrated audit of the annual consolidated financial statements and internal controls over financial reporting, review of the Annual Information Form and Management Discussion and Analysis and completion of limited reviews of quarterly financial information.

Audit-Related Fees

Audit related fees include professional services rendered by PricewaterhouseCoopers LLP in the following areas: accounting consultations; review of documents required for debt refinancing; audits related to pension plans; and compliance with terms of various contractual agreements.

Tax Fees

Tax fees include assistance rendered to the Trust in connection with various tax compliance issues in Canada and the United States.

All Other Fees

Other fees include the purchase of a license to access a financial reporting and assurance information database developed by PricewaterhouseCoopers LLP.

Pre-approval Policies and Procedures

All services provided by and fees paid to PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed. The Audit Committee considered the compatibility of the non-audit services provided by the Trust’s principal auditors with auditor independence in accordance with the prior approval policy set out in the Audit Committee Charter. The Audit Committee has delegated authority to the Audit Committee Chair to review and evaluate proposals from management to have non-audit services performed by the Trust’s principal auditors. If the Audit Committee Chair determines the request to be appropriate, he approves the provision of such non-audit services and reports on such matters at the first scheduled meeting of the Audit Committee following such pre-approval.

Trustees and Directors

The majority of the Trustees and Directors are independent. The Independent Trustees and Directors meet at least annually, and more frequently when required, without management or non-Independent Trustees and Directors present. In 2006, the Independent Trustees and Directors met five times.

The Declaration of Trust and the Bylaws of Fording ULC provide for the Chair and Chief Executive Officer of each of the Trust and Fording ULC to be appointed from among the Independent Trustees and Independent Directors respectively. As the appointment of the Chief Executive Officer results in the appointee being an officer of the Trust and Fording ULC, the Trustee or Director appointed to the position no longer meets the technical definition of an Independent Trustee or Director as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices. However, the Chief Executive Officer is not an officer of Elk Valley Coal or of any of its subsidiaries and is not responsible for the day-to-day management of the business of the Trust or Fording ULC. Accordingly, it is not necessary that the positions of Chair and Chief Executive Officer be held by separate individuals in order to enhance the independence of the Trustees and the Board of Directors from management of the Trust, Fording ULC, their subsidiaries and Elk Valley Coal and its subsidiaries.

The following is a brief biography of each of the Trustees of the Trust and the Directors of Fording ULC, including their municipality of residence and a description of their principal occupation during the last five years. The Trustees and the Board of Directors have each determined that fixed term limits for service should not be established. As a group, the individuals listed below owned directly or indirectly, or exercised control or direction over approximately 264,000 Units as at December 31, 2006 representing less than 1% of the outstanding Units. Additional information about the Trustees and Directors is contained in “Information Regarding Nominees for Election as Trustees” and “Information Regarding Nominees for Election as Directors” in the Trust’s 2007 Management Information Circular.

Trustees

Dr. Lloyd I. Barber, C.C., S.O.M. Residence: Regina Beach, Saskatchewan, Canada Trustee Since: 2003 Age: 75

Dr. Barber is President Emeritus of the University of Regina, a position he has held since 1990. From 1976 to 1990, Dr. Barber was President of the University of Regina. Dr. Barber serves as a director of Teck Cominco, CanWest Global Communications Corp. and Greystone Capital Management. Dr. Barber is a Companion of the Order of Canada.

Dr. Barber is not an Independent Trustee under the Declaration of Trust or applicable securities laws and rules because he is a director of a Principal Unitholder.

Dr. Barber will not be standing for re-election at the 2007 Annual General Meeting.

Michael A. Grandin Residence: Calgary, Alberta, Canada Trustee Since: 2003 Director Since: 2003 Age: 62

Michael Grandin is currently Chair and Chief Executive Officer of each of the Trust and Fording ULC. He has held these positions since the formation of the Trust in February of 2003 and the incorporation of Fording ULC in 2005. Mr. Grandin was a director of Old Fording, the predecessor to the Trust, from 2001 to 2003. From February 2004 to January 2006, Mr. Grandin served as Dean of the Haskayne School of Business at the University of Calgary. Mr. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002. From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He was Vice Chairman and Director of Midland Walwyn Capital Inc. from 1996 to 1998. He is also a director of IPSCO Inc., BNS Split Corp., the Investment Dealers Association of Canada and EnCana Corporation.

Mr. Grandin would qualify as an Independent Trustee under the Declaration of Trust and applicable securities laws and rules except that he serves as Chief Executive Officer of the Trust and Fording ULC.

Mr. Grandin was a director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code.  A liquidation plan for that company received court confirmation later that year.

Michael S. Parrett, C.A. Residence: Aurora, Ontario, Canada Trustee Since: 2003 Director Since: 2003 Age: 55

Mr. Parrett is an independent consultant with over 24 years of experience in the mining industry. Mr. Parrett was the President of Rio Algom Limited from 2000 to 2001. From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited. From 1999 to 2000, he was also Vice President, Strategic Development & Joint Ventures of Rio Algom Limited. Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer. He is a director of Pengrowth Corporation and the Non-Executive Chairman of Gabriel Resources Ltd. Mr. Parrett has a B.A. in Economics from York University and is a Chartered Accountant.

Mr. Parrett is an Independent Trustee under the Declaration of Trust and under applicable securities laws and rules. He is also an Independent Director of Fording ULC. He is a Member of the Trust’s Audit and Governance Committees and Fording ULC’s Audit Committee. The Trustees and the Board of Directors have determined that Mr. Parrett is financially literate.(1)

Donald A. Pether Residence: Dundas, Ontario, Canada Trustee Since: 2007 Age: 58

Mr. Pether is Chair of the Board of Dofasco Inc. He has held this position since July of 2006 when he retired as President and Chief Executive Officer of Dofasco. Prior to his appointment as President and Chief Executive Officer in 2003, Mr. Pether held progressively senior positions since joining the company in 1970. Mr. Pether has participated in numerous industry-related associations, including: the Board of Directors of the Canadian Steel Producers’ Association, the American Iron and Steel Institute, the Canadian Steel Trade and Employment Congress and the International Iron and Steel Institute. He is a former member of the Canadian Council of Chief Executives and a former director of the Toronto Regional Research Alliance.

He holds a B.Sc. (Metallurgical Engineering) from the University of Alberta and in June 2006, Mr. Pether was conferred with an Honourary Doctorate of Laws from McMaster University.

Mr. Pether is an Independent Trustee and is "independent" under applicable securities laws and stock exchange rules.

Harry G. Schaefer, F.C.A. Residence: Calgary, Alberta, Canada Trustee Since: 2003 Director Since: 2003 Age: 70

Mr. Schaefer was a director of Old Fording, the predecessor to the Trust, from 2001 to 2003. He is the President of Schaefer and Associates, a business advisory firm and he is also a Corporate Director. Mr. Schaefer was Chairman of TransAlta Corporation from 1991 to 1996 and Chief Financial Officer from 1975 to 1993. He is the Vice Chairman and a director of TransCanada Corporation and TransCanada PipeLines Limited. Mr. Schaefer has held these positions since 2003 and 1998, respectively. He is also a director of Agrium Inc., a former director of Gulf Canada Resources Limited and was Chairman of Crestar Energy from 1996 to 2000. Mr. Schaefer is past chair of the Alberta Chapter of the Institute of Corporate Directors. Mr. Schaefer has a B.Comm. from the University of Alberta and is a Chartered Accountant.

Mr. Schaefer is an Independent Trustee under the Declaration of Trust and applicable securities laws and rules. He is also an Independent Director of Fording ULC. He is the Chair of the Trust’s and Fording ULC’s Audit Committees and a member of Fording ULC’s Governance Committee. The Trustees and the Board of directors have determined that Mr. Schaefer is financially literate.(1)

Mr. Schaefer will not be standing for re-election at the 2007 Annual General Meeting.

Peter Valentine, F.C.A. Residence: Calgary, Alberta, Canada Trustee Since: 2003 Age: 70

Mr. Valentine is currently Senior Advisor to the President and CEO of the Calgary Health Region. He was Senior Advisor to the Dean of Medicine, University of Calgary for five years ending in January 2007. Mr. Valentine also served as the interim chair of the Alberta Securities Commission from May to July, 2005 and was the Auditor General of Alberta for seven years. From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large sized organizations, with expertise in the petroleum industry and the Canadian securities practice. He is also a director of Livingston International Income Fund, Primewest Energy Trust, Superior Plus Income Fund and Resmore Trust Company. He is past Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the Financial Advisory Committee of the Alberta Securities Commission and as a member of the Accounting Standards Board and the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Mr. Valentine has a B.Comm. from the University of British Columbia and attended the International Advanced Executive Program in Burgenstock, Switzerland through Northwestern University, J.J. Kellogg Graduate School of Management.

Mr. Valentine is an Independent Trustee under the Declaration of Trust and applicable securities laws and rules and is a Member of the Trust’s Audit and Governance Committees. The Trustees have determined that Mr. Valentine is financially literate.(1)

Robert J. Wright, C.M., Q.C. Residence: Toronto, Ontario, Canada Trustee Since: 2003 Age: 74

Mr. Wright is Deputy Chairman of Teck Cominco, a position he has held since June 2000. He was Chairman of Teck Corporation from 1994 to June 2000. From 1989 to 1993, he was Chairman of the Ontario Securities Commission. Prior to 1989, he was a senior partner in the law firm of Lang Michener. Mr. Wright is Chairman of the Mutual Fund Dealers Association and the AARC Foundation. He is President of Edenglen Holding Inc. and a member of the Investment Committee of the Ontario Workplace Safety & Insurance Board and the Pension Fund Committee of Air Liquide Canada Inc. Mr. Wright is a Member of the Order of Canada.

Mr. Wright is not an Independent Trustee under the Declaration of Trust or applicable securities laws and rules because he is a director of a Principal Unitholder.

Mr. Wright retired as a Trustee on December 31, 2006 and will not be standing for election at the 2007 Annual General Meeting.

John B. Zaozirny, Q.C. Residence: Calgary, Alberta, Canada Trustee Since: 2003 Age: 59

Mr. Zaozirny was a director of Old Fording, the predecessor to the Trust, from 1986 to 2003. He has been counsel to McCarthy Tétrault LLP, Barristers and Solicitors since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Canadian Oil Sands Investments Inc., Computer Modelling Group, IPSCO Inc., Candax Energy Inc., Pengrowth Corporation, Provident Energy Ltd., Bankers Petroleum Inc., Bayou Bend Petroleum Ltd., Coastal Energy Corp. and TerraVest Income Fund. He is a Governor of the Business Council of British Columbia and a member of the Law Societies of Alberta and British Columbia. Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

Mr. Zaozirny is an Independent Trustee under the Declaration of Trust and applicable securities laws and rules and is the Chair of the Trust’s Governance Committee.

Note:

1.

Pursuant to Multilateral Instrument 52-110 – Audit Committees, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements.

Directors

Michael A. Grandin

Michael S. Parrett

Harry G. Schaefer

The biographies of these individuals are set forth above under “Trustees and Directors – Trustees”.

Dawn L. Farrell Residence: Vancouver, B.C., Canada Director Since: 2004 Age: 47

Mrs. Farrell is currently Executive Vice President, Engineering, Aboriginal Relations and Generation, BC Hydro, a position she has held since July 2006. Between May 2003 and July 2006, Mrs. Farrell was Executive Vice President, Generation for BC Hydro. Prior to joining BC Hydro in May 2003, Mrs. Farrell was Executive Vice President, Corporate Development for TransAlta Corporation. Throughout her 17 year career at TransAlta, she held a number of executive positions including Executive Vice President, Independent Power Projects and Vice President, Energy Marketing and IPP Development. Mrs. Farrell is a director of the New Relationship Trust in British Columbia and has participated on a number of boards, including Mount Royal College, Mount Royal College Foundation, Mercury Electric, Vision Quest Windelectric, TransAlta Cogeneration and MEGA (a joint venture between TransAlta and Gener SA). She holds a M.A. (Economics) from the University of Calgary and attended the Advanced Management Program at Harvard University.

Mrs. Farrell is an Independent Director under applicable securities laws and rules and is a Member of Fording ULC’s Environmental, Health and Safety Committee.

Donald R. Lindsay Residence: Vancouver, B.C., Canada Director Since: 2005 Age: 48

Mr. Lindsay was appointed President of Teck Cominco January 2005 and assumed the additional responsibility of Chief Executive Officer in April 2005. Prior to joining Teck Cominco in January 2005, Mr. Lindsay had been President of CIBC World Markets since 2001 where he was responsible for the Investment and Corporate Banking Division and the Asia Pacific Region. Earlier in his career, he was the Head of CIBC’s Global Mining Group. Mr. Lindsay has a B.Sc. (Hons.) Mining Engineering from Queens University and an M.B.A. from Harvard Business School.

Mr. Lindsay is not an Independent Director under applicable securities laws and rules because he is an officer and a director of a Principal Unitholder.

Richard T. Mahler Residence: Vancouver, B.C., Canada Director Since: 2003 Age: 63

Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., from 1990 until his retirement in 2003. From 1981 to 1990, Mr. Mahler served as Vice President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking storage systems and services. Prior to that, he held various senior financial management positions with Ford Motor Company of Canada from 1968 to 1980. Mr. Mahler is Chair, Partnerships British Columbia (a provincial Crown corporation formed to deliver public services through public/private partnerships) and Chair of Sterling Shoes Income Fund. He is also Vice-Chair of the VGH/UBC Hospital Foundation and a trustee of Swiss Water Income Fund. He was awarded the 2002 Queen’s Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor’s Award for Distinguished Service by Simon Fraser University. Mr. Mahler holds an MBA and a B.Sc.

Mr. Mahler is an Independent Director under applicable securities laws and rules and is Chair of Fording ULC’s Governance Committee and a member of its Audit and Environmental, Health and Safety Committees. The Board of Directors has determined that Mr. Mahler is financially literate.(1)

Dr. Thomas J. O’Neil Residence: Prescott, Arizona, USA Director Since: 2003 Age: 66

Dr. O’Neil was President and Chief Operating Officer for iron ore miner, Cleveland-Cliffs Inc., until his retirement in July 2003. He holds three degrees in mining engineering, with a Ph.D. from the University of Arizona where he served on the faculty from 1968-1981, becoming Professor and Head of the Department of Mining and Geological Engineering. Dr. O’Neil served in various capacities for Amoco Minerals and its successor, Cyprus Minerals from 1981-1991, including Vice President of Engineering and Vice President of South Pacific Operations stationed in Sydney, Australia. He is a director of Peru Copper Inc. and a past director of Hecla Mining Company, Homestake Mining Company and the Minerals Information Institute. He is a Trustee of National Mining Hall of Fame and Museum and was the 2003 President of the Society for Mining, Metallurgy and Exploration where he is also a Distinguished Member. Dr. O’Neil was elected to the U.S. National Academy of Engineering in 1999 and the American Southwest Mining Hall of Fame in 2003.

Dr. O’Neil is an Independent Director under applicable securities laws and rules and is Chair of Fording ULC’s Environmental, Health and Safety Committee and a member of its Governance Committee.

L.I. (Ike) Prillaman Residence: Virginia Beach, Virginia, USA Director Since: 2006 Age: 64

Mr. Prillaman retired April 1, 2006 as Vice Chairman and Chief Marketing Officer of Norfolk Southern Corporation. As the Chief Marketing Officer since 1995, Mr. Prillaman had responsibility for all commercial rail activities, which included real estate, natural resources and the transportation of coal. He joined Norfolk Southern in 1970 and at various times held the positions of Executive Vice President, Marketing, Vice President Properties, Vice President and Controller, and Chief Internal Auditor. Mr. Prillaman has been a member of various associations and is a member of the American Institute and the Virginia Association of Certified Public Accountants. He was a member of the Board of Directors of the US Chamber of Commerce for five years ending in 2006, and an associate member of the Coal International Advisory Board of the International Energy Association. He is currently a member of the Virginia Economic Development Partnership and the Board of Trustees for Emory and Henry College.

Mr. Prillaman received a B.A. (Economics) from the Emory and Henry College and M.Sc. (Accounting) from the University of Wyoming.

Mr. Prillaman is an Independent Director and is “independent” under applicable securities laws and stock exchange rules.

David A. Thompson Residence: Vancouver, B.C., Canada Director Since: 2003 Age: 67

Mr. Thompson was Chief Executive Officer and Deputy Chairman of Teck Cominco from July 2001 until his retirement in 2005. He is currently a director of Teck Cominco. From 1994 to 2001, he was President and Chief Executive Officer of Cominco Ltd. From 1980 to 1994, he was Senior Vice President and Chief Financial Officer of Teck Corporation. Mr. Thompson is a director of Providence Health Care. He is a graduate of the London School of Economics and the Harvard Business School (Advanced Management Program).

Mr. Thompson is not an Independent Director under applicable securities laws and rules because he is a director of a Principal Unitholder.

Note:

1.

Pursuant to Multilateral Instrument 52-110 – Audit Committees, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements.

Officers of the Trust

The following is a brief biography of each of the officers of the Trust, including their municipality of residence and a description of their principal occupation during the last five years. As a group, the individuals listed below, other than Mr. Grandin whose biographical information was included in the description of the Trustees (see "Trustees and Directors - Trustees"), owned directly or indirectly, or exercised control or direction over 4,400 Units as at December 31, 2006 representing less than 1% of the outstanding Units.

Boyd Payne Position: President Residence: Calgary, Alberta, Canada Age: 58

Mr. Payne was appointed President of the Trust and Fording ULC in January 2007 and President and Chief Executive Officer of Elk Valley Coal in August 2006. From 2001 to 2006, Mr. Payne was Vice President, Marketing for BHP Billiton in Singapore. From 1996 to 2001, he was Vice President of Marketing for Fording Coal Limited, whose metallurgical coal operations were acquired by Elk Valley Coal in 2003. He also held several senior positions with Line Creek Resources Ltd. from 1991 to 1996, Manalta Coal Ltd. from 1989 to 1991, and was General Manager of Gregg River Resources Ltd. prior to 1989.

Mr. Payne holds a B.Sc. (Chemistry) from the University of Victoria. He also completed the Banff School of Advanced Management program and the executive financial program at the Singapore campus of INSEAD.

R. James Brown, C.A. Position: Vice President and Chief Financial Officer Residence: Calgary, Alberta, Canada Age: 55

Mr. Brown is Vice President and Chief Financial Officer of the Trust, Fording ULC and Elk Valley Coal. He was appointed to these positions in October 2005. He has 28 years’ experience in the oil and gas industry, the past ten years as Chief Financial Officer with High Point Resources Inc., Dorset Exploration Ltd., Richland Petroleum Inc. and Terraquest Energy Inc. Mr. Brown is a director of Culane Energy Inc., E4 Energy Ltd. and Calgary Handi-Bus Association and is a past director of Rio Alto Resources International Inc. and Terraquest Energy Inc. He is a member of Financial Executives International Canada, and has served as President of both the Calgary and Regina chapters.

Mr. Brown holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Accountant. He is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants

James F. Jones Position: Vice President, Human Resources and Legal Affairs, (Secretary) Residence: Calgary, Alberta, Canada Age: 53

Mr. Jones is the Vice President, Human Resources and Legal Affairs of the Trust, Fording ULC and Elk Valley Coal. He also serves as Secretary of these entities. He has held the position of Secretary since the 2003 Arrangement and was appointed a Vice President of the Trust and Elk Valley Coal in March of 2004 and of Fording ULC at the time of the 2005 Arrangement. Mr. Jones was Secretary of Old Fording from 2001 to 2003 and Manager, Employee Relations and Regulatory Affairs of predecessors to Old Fording from 1993 to 2001.

Mr. Jones graduated from the University of Saskatchewan with a B.A. (Political Science) and from the University of Victoria with a LL.B. He is a member of the law societies of British Columbia and Alberta and the Canadian Bar Association.

Mark D. Gow, C.A. Position: Controller Residence: Calgary, Alberta, Canada Age: 47

Mr. Gow is Controller of the Trust, Fording ULC and Elk Valley Coal. He was appointed to these positions with the Trust and Elk Valley Coal in April 2004 and to Fording ULC at the time of the 2005 Arrangement. Prior to being appointed Controller, he served as Director, Investor Relations of the Trust since February 2003. Mr. Gow was Director, Investor Relations of Old Fording from 2001 to 2003. From 1998 to 2001, Mr. Gow was Controller of Minera and from 1997 to 1998, he was Manager, Accounting of predecessors to Old Fording.

Mr. Gow graduated from University of Calgary with a Bachelor of Commerce and is a Chartered Accountant. He is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants as well as FEI Canada.

James L. Popowich Position: President (Retired December 31, 2006) Residence: Calgary, Alberta, Canada Age: 62

Mr. Popowich retired as President of the Trust and Fording ULC on December 31, 2006 and as President and Chief Executive of Elk Valley Coal on October 31, 2006. He held positions with the Trust and Elk Valley Coal since March 2004 and with Fording ULC since its incorporation in 2005. He was formerly the Executive Vice President of the Trust, Fording Inc. and Elk Valley Coal, positions he held since February 2003. He was Executive Vice President of Old Fording from 2001 to 2003. Prior to that, he was Vice President, Operations from 1997 to 2001 and Vice President, Development and Alberta Operations from 1990 to 1997 of predecessors to Old Fording. Mr. Popowich is Past Chairman of the Coal Association of Canada and Past Chairman of the Alberta Chamber of Resources. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum.

CONFLICTS OF INTEREST

Dr. Lloyd I. Barber is a Trustee and Donald R. Lindsay and David A. Thompson are Directors. Such individuals are also directors and/or officers of Teck Cominco, the managing partner of Elk Valley Coal, which is Fording ULC’s principal investment.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Dr. Lloyd I. Barber is a Trustee and Donald R. Lindsay and David A. Thompson are Directors. Such individuals are also directors and/or officers of Teck Cominco, the managing partner of Elk Valley Coal, which is Fording ULC’s principal investment. The Trust, Fording ULC and Teck Cominco are parties to an amended and restated governance agreement, which entitles Teck Cominco to nominate one individual for approval as a Trustee and one individual for approval as a Director. See “Governance - Trustees and Directors”.

LEGAL PROCEEDINGS

Material Legal Proceedings

The Trust is not aware of any material legal proceedings to which the Trust, or its subsidiaries, is a party and to which their property is subject.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the transfer agent and registrar for the Units at its principal offices in Calgary, Alberta; Toronto, Ontario; Montreal, Quebec; Vancouver, British Columbia and New York, New York.

MATERIAL CONTRACTS

The chart briefly describes all of the material contracts and documents of the Trust. Material contracts under National Instrument 51-102 ─ Continuous Disclosure Obligations, are defined as contracts entered into out of the ordinary course of the business of the issuer that are material to its business. Each material contract has been filed on SEDAR and EDGAR.

Contract Name	Mo/Day/Yr	Parties	Consideration	Key Terms

Royalty Agreement	12/31/06	The Trust and Fording LP	n/a	Calculation of the Royalty
Joint Code of Business Conduct	09/21/06	The Trust and Fording ULC	n/a	Outline of code of conduct employees, officers and directors / trustees are to follow
Unitholder Rights Plan Agreement	05/02/06	The Trust and Computershare Trust Company of Canada	n/a	Customary Canadian unitholder rights plan
2006 Amended and Restated Partnership Agreement	02/27/06	Fording LP, Teck Cominco Coal Partnership, and QCP	Consideration originally specified in Fording Contribution Agreement and Teck Cominco Contribution Agreement	Operation of Elk Valley Coal
Teck Agreement – Right of First Offer	8/24/05	Teck Cominco and The Trust	n/a	Non-competition obligations and covenants in support of the partnership guarantee
Amended and Restated Governance Agreement	08/24/05	The Trust, Fording ULC, Fording Amalco and Teck Cominco	Covenant to support arrangements described in agreement	Nomination of Director and Trustee
Amended and Restated Administrative and Industrial Minerals Services Agreement	08/24/05	Fording ULC, Elk Valley Coal, and Fording Amalco	Provision of executives, personnel and services on a cost reimbursement basis	Provision of administrative services
Supplemental Declaration Amendment	08/24/05	The Trust	n/a	Amendment to the Declaration of Trust to allow for the three-for-one split of the units
Amended and Restated Declaration of Trust	08/24/05	The Trust	n/a	Declaration of Trust
Elkview Mine Limited Partnership Management Services Agreement	08/01/05	Elkview Mine Limited Partnership and Elk Valley Coal Corporation	Payment for services provided pursuant to the agreement	Provision of management, administrative and support services by Elk Valley Coal Corporation in connection with the Elkview Mine
Elkview Mine Limited Partnership Agreement	7/28/05	Elkview Mine G.P. Inc., Elk Valley Coal Partnership, NS Canada Resources Inc. and Poscan Elkview Coal Limited	n/a	Operation of Elkview Mine

Contract Name	Mo/Day/Yr	Parties	Consideration	Key Terms
Plan of Arrangement	02/28/03

Fording Inc., its Security Holders, Fording Coal Limited, 4123212 Canada Ltd., the Trust, Teck Cominco, Westshore, TBCI, QCP, Luscar, CONSOL, Sherritt International Corporation, Sherritt Coal Partnership II and OTPP

			n/a	2003 Arrangement
Met Coal Sale and Purchase Agreement	02/28/03	Luscar, 1563706 Ontario Limited, CONSOL of Canada Inc., CONSOL Energy Inc., CONSOL Energy Canada Ltd., Fording Inc. and Elk Valley Coal	Issuance of 6.4 million Units, grant of royalty and the assumption of assumed liabilities. Consideration subject to working capital adjustment	Fording Inc. purchases Luscar mine, Line Creek mine, Cheviot project and 46.4% of the shares Neptune Terminals
Prairie Operations Sale and Purchase Agreement	02/28/03	Fording Coal Limited and Sherritt Coal Acquisition Inc.	$225 million and assumption of assumed liabilities. Consideration subject to working capital adjustment	Sale of Old Fording’s Prairie Operations to Sherritt Coal Acquisition Inc.
Non-Competition Agreement	02/28/03	Fording Inc., Elk Valley Coal, the Trust, Luscar, Luscar Partnership and Teck Cominco	Exchange of covenants	Non-Competition agreement in respect of the met and thermal coal markets for five years
Fording Contribution Agreement	02/28/03	Fording Coal Limited, Fording Inc. and Elk Valley Coal	Contribution of assets in consideration for the issuance of Partnership Interest	Contribution of Fording Coal Limited assets to Elk Valley Coal
Teck Cominco Contribution Agreement	02/28/03	Teck Cominco, TBCI, QCP and Elk Valley Coal	Contribution of assets in consideration for the issuance of Partnership Interest	Contribution of Teck Cominco, QCP and TBCI assets to Elk Valley Coal
Human Resources Agreement	02/28/03	Fording Inc., Teck Cominco, Elk Valley Coal and Elk Valley Coal Corporation	Allocation of employment costs in respect of employees joining Elk Valley Coal	Specifies arrangements regarding employees joining Elk Valley Coal
Combination Agreement	01/12/03	Old Fording, Teck Cominco, Westshore, OTPP and Sherritt	Completion of the transactions comprising the 2003 Arrangement and payment of related expenses	Agreement to create Elk Valley Coal and participate in the 2003 Arrangement

ADDITIONAL INFORMATION

Additional information regarding the Trust, including remuneration of its Trustees, Directors and officers, the principal holders of its securities, options to purchase its securities and the interests of insiders in material transactions, is contained in the Trust’s 2007 Management Information Circular and Proxy Statement which is being prepared for the Annual General meeting of Unitholders to be held on May 1, 2007. Additional financial information in respect of the Trust is provided in its audited financial statements for the year ended December 31, 2006, and Management’s Discussion and Analysis for the year ended December 31, 2006, contained in the Trust’s 2006 Annual Review.

The Trust will provide to any person, upon written request to the Secretary of the Trust:

1.

When the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(a)

one copy of the current Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b)

one copy of the comparative Consolidated Financial Statements of the Trust for its most recently completed financial year together with the accompanying Report of the Auditors and one copy of Quarterly Interim Consolidated Financial Statements of the Trust issued subsequent to the issuance of the comparative Consolidated Financial Statements for its most recently completed financial year;

(c)

one copy of the Trust’s Management Information Circular and Proxy Statement in respect of its most recently completed annual meeting of Unitholders; and

(d)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (a) to (c) above; or

2.

At any other time, one copy of any other documents referred to in (1)(a), (b), (c) and (d) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a Unitholder of the Trust.

Additional information regarding the Trust is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Trust’s website at www.fording.ca.

Requests for additional information should be directed to:

Secretary

Fording Canadian Coal Trust

Suite 1000, 205 – 9th Avenue SE

Calgary, Alberta

T2G 0R3

APPENDIX “A”:  GENERAL GLOSSARY

“2003 Arrangement” means the transaction involving Old Fording, Teck Cominco, Westshore, Sherritt, OTPP and CONSOL and certain of their affiliates, that was completed on February 28, 2003, and that proceeded by way of plan of arrangement under the CBCA pursuant to which, among other things, the business of Old Fording was reorganized under an income trust (being the Trust) and Elk Valley Coal was formed;

“2005 Arrangement” means the plan of arrangement under section 192 of the CBCA that became effective August 24, 2005, whereby the Trust reorganized its structure so that substantially all of the assets of Fording Inc. were transferred to a new entity, Fording LP, and the Trust. The 2005 Arrangement created a flow-through structure under the Tax Act by transferring Fording Inc.’s partnership interest in Elk Valley Coal, to Fording LP, a new limited partnership, of which the Trust directly and indirectly owns all of the partnership interests. The 2005 Arrangement also resulted in the Trust directly and indirectly owning all of the securities of NYCO previously held by Fording Inc.;

“2007 Annual General Meeting” means the annual general meeting of Unitholders to be held on May 1, 2007;

“Available Cash” means cash distributed to Fording LP by Elk Valley Coal in connection with Fording LP’s interest in Elk Valley Coal, and any other net cash investment income or other net cash income of Fording LP from any other sources, less:

(a)

payments made by Fording LP to persons on account of royalties granted by Fording LP to such persons;

(b)

costs, expenses, indebtedness and any other obligations of Fording LP that in the opinion of the Board of Directors are accrued and owing or otherwise have been incurred by Fording LP, including any tax liabilities of Fording LP; and

(c)

amounts allocated to cash reserves established by Fording ULC, in its discretion, in its capacity as general partner of Fording LP;

“Board of Directors” means the board of directors of Fording ULC;

“CBCA” means the Canada Business Corporations Act;

“CONSOL” means CONSOL of Canada Inc. and/or CONSOL Energy Canada Ltd., as the context requires;

“CNR” means Canadian National Railway Company;

“CPR” means Canadian Pacific Railway Limited;

“Declaration of Trust” means the declaration of trust dated February 26, 2003, by which the Trust was created as amended and restated on August 24, 2005 and as further amended March 1, 2007. The amended Declaration of Trust can be viewed on SEDAR and EDGAR;

“Director” a member of the Board of Directors of Fording ULC;

“Distributable Cash” means in respect of each calendar year: (i) the cash received by the Trust directly or indirectly from its subsidiaries, including Fording LP; (ii) any other net cash investment income or other net cash from any other sources, including from the disposition of Trust assets; and (iii) any net cash remaining from a prior period that has not previously been distributed, less (x) costs, expenses, indebtedness and other obligations of the Trust that in the opinion of the Trustees are accrued and owing or otherwise have been or will be incurred by the Trust, including any tax liabilities of the Trust; and (y) any amounts paid in cash by the Trust in connection with the redemption of Units or other securities of the Trust;

“Distribution Entitlement” means a Partner’s proportional entitlement, expressed as a percentage, to share in the profits and losses of Elk Valley Coal and to participate in the distribution of assets on liquidation or dissolution of Elk Valley Coal;

“Elk Valley Coal” or the “Partnership” means the Elk Valley Coal Partnership, previously known as the Fording Coal Partnership, a general partnership existing under the laws of Alberta;

“Elkview LP” means Elkview Mine Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

“Elkview Mine G.P.” means Elkview Mine G.P. Inc., the managing partner of Elkview LP and wholly owned subsidiary of Elk Valley Coal;

“EVC Partnership Agreement” means the Elk Valley Coal Partnership Agreement between the Partners made as of February 26, 2003, as amended and restated on January 27, 2006;

“Fording Amalco” means the corporation existing under the laws of Canada formed from the amalgamation of Fording Inc. and 6418811 Canada Inc. pursuant to the 2005 Arrangement;

“Fording Inc.” means the successor, by winding up, to Old FCL and Old Fording. Fording Inc. was originally named 4123212 Canada Ltd. following its continuance under the CBCA but changed its name as part of the 2003 Arrangement;

“Fording LP” means Fording Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

“Fording Royalty” means the right held by Fording Inc. as part of the 2003 Arrangement in connection with the sale of the Prairie Operations, that occurred as part of such transaction pursuant to which Fording Inc. was entitled to receive a royalty in respect of new coal or mineral production on respect of the lands forming part of the Prairie Operations after February 28, 2003, excluding coal from the Genesee mine permit area (as at February 28, 2003) utilized in the planned 2005 expansion of the Genesee generating facility. The Fording Royalty in respect of any property is not to exceed 5% of gross revenues from such property. The Fording Royalty became the property of the Trust following the 2005 Arrangement;

“Fording ULC” means Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia) and the general partner of Fording LP;

“Independent Director” means a Director who:

(a)

is not an insider of Teck Cominco or their respective affiliates;

(b)

would qualify as "independent" (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Teck Cominco, if the Director was a director (or served in an analogous capacity) of Teck Cominco; and

(c)

would qualify as "independent" (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Fording ULC;

“Independent Trustee” means a Trustee who:

(a)

is not an insider of Teck Cominco or their respective affiliates;

(b)

would qualify as "independent" (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Teck Cominco, if the Trustee was a director (or served in an analogous capacity) of Teck Cominco; and

(c)

would qualify as "independent" (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of the Trust;

“Luscar” means Luscar Ltd., a corporation existing under the laws of Alberta and a wholly owned subsidiary of the Luscar Partnership;

“Neptune Terminals” means Neptune Bulk Terminals (Canada) Ltd., a corporation existing under the laws of British Columbia which operates a port terminal in North Vancouver;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Non-Resident” means a non-resident of Canada for the purposes of the Tax Act;

“NSC” means Nippon Steel Corporation;

“NYCO” means, collectively, those subsidiaries of the Trust engaged in the production of industrial minerals such as wollastonite and tripoli, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the north-western state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

“NYSE” means the New York Stock Exchange Inc.;

“Old FCL” means Fording Coal Limited. Old FCL was the principal operating subsidiary of Old Fording prior to the effective date of the 2003 Arrangement. Pursuant to the 2003 Arrangement, Old FCL and Old Fording were wound up into 4123212 Canada Ltd. which then changed its name to “Fording Inc.”;

“Old Fording” means Fording Inc. as it was constituted prior to the effective date of the 2003 Arrangement. Pursuant to the 2003 Arrangement, Old FCL and Old Fording were wound up into 4123212 Canada Ltd., which then changed its name to “Fording Inc.” Prior to the completion of the 2003 Arrangement, Old Fording was a public company in Canada and the United States and its securities were listed on the TSX and the NYSE. The Trust is the successor issuer to Old Fording;

“OTPP” means Ontario Teachers’ Pension Plan Board, a non-share capital corporation existing under the laws of Ontario;

“Partners” means the partners of Elk Valley Coal, on December 31, 2006, being Fording LP, Teck GP, and QCP and “Partner” means any one of the Partners;

“Partnership Distributable Cash” in respect of any period means without duplication:

(a)

all cash received by Elk Valley Coal in the period from any source including cash generated by coal sales, cash received from the disposition of assets, decreases in non-cash working capital, proceeds from debt incurred and proceeds from the contributions of Partners, plus

(b)

cash balances on hand at the beginning of the period,

less

(c)

all cash payments of any kind made in the period by Elk Valley Coal including operating and administration expenses, increases in non-cash working capital, capital expenditures (excluding those financed by capital leases), capital lease expenses, interest expenses and repayment of debt, less

(d)

the amount of allocations to authorized reserves,

provided that reasonable use will be made of Elk Valley Coal's operating lines for working capital purposes. An “authorized reserve” is generally a reserve for reasonably anticipated cash requirements that is authorized by a Special Resolution of the Partners;

“POSCAN” means POSCO Canada Ltd., an affiliate of POSCO;

“POSCO” means Pohang Iron and Steel Corporation, a Korean steel maker;

“Prairie Operations” means the thermal coal business of Old Fording. These operations were substantially comprised of Old Fording’s joint venture interest at Genesee, its contract mining operations at the Whitewood and Highvale mines in Alberta and its holdings of mineral properties and rights in Alberta, Manitoba and Saskatchewan. Pursuant to the 2003 Arrangement, the Prairie Operations were sold to an affiliate of OTPP and Sherritt;

“Principal Unitholders” means at the time of the 2003 Arrangement, Teck Cominco, Westshore, Sherritt and OTPP (and their respective affiliates that own Units) and, at the time of this Annual Information Form, Teck Cominco;

“QCP” means The Quintette Coal Partnership, a general partnership existing under the laws of British Columbia and an affiliate of Teck Cominco;

“Royalty” means the net profits interest computed by reference to 96% of the net production from the mines owned by Elk Valley Coal and by Elkview LP and of other cash flows generated within Fording LP created by Fording LP and granted to the Trust by Fording LP pursuant to the terms of the Royalty Agreement;

“Royalty Agreement” means the royalty agreement entered into between the Trust and Fording LP dated December 31, 2006 which governs the Royalty;

“SEC Guide 7” means United States Securities and Exchange Commission Guide 7 – Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Sherritt” means Sherritt International Corporation, a corporation existing under the laws of New Brunswick;

“Sherritt Coal Partnership II” means the general partnership formed under the laws of Ontario, the two partners of which are wholly owned subsidiaries of each of OTPP and Sherritt;

“Special Resolution of the Partners” means a special resolution of the Partners of Elk Valley Coal holding not less than 95% of the outstanding Distribution Entitlements, in respect of certain significant matters regarding Elk Valley Coal;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended;

“TBCI” means Teck-Bullmoose Coal Inc., a corporation existing under laws of British Columbia and a wholly owned subsidiary of Teck Cominco;

“Teck Cominco” means Teck Cominco Limited, a corporation existing under the laws of Canada;

“Teck Cominco Coal Partnership” or “Teck GP” means the Teck Cominco Coal Partnership, which is an affiliate of Teck Cominco, a general partnership existing under the laws of British Columbia, and the managing partner of Elk Valley Coal;

“Trust” means Fording Canadian Coal Trust, an open-ended mutual fund trust created pursuant to the Declaration of Trust and governed by the laws of Alberta;

“Trustee” means a trustee of the Trust;

“TSX” means the Toronto Stock Exchange;

“Unit” means a trust unit of the Trust;

“Unitholder” means a holder of one or more Units;

“Unitholder Rights Plan” means the Unitholder rights plan dated as of February 28, 2003, as amended and restated May 2, 2006, between the Trust and Computershare Trust Company of Canada, as rights agent;

“Westshore” means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia; and

“Westshore Terminals” means the port terminal operated by Westshore Terminals Ltd. at Roberts Bank.

APPENDIX “B”:  GLOSSARY OF TECHNICAL TERMS

“BCM” means bank cubic metre, which represents one cubic metre of material measured prior to disturbance;

“calorific value” represents the heat energy released on combustion of a unit quantity of fuel under specific conditions;

“clean coal” means the tonnage of coal remaining after mining and processing losses but including coal used in plant operations;

“coal year” means the twelve-month period commencing on April 1st and ending on March 31st of the following year;

“coke” means the substance formed when coking coal is heated in a coking oven to a very high temperature in the absence of air;

“fee simple” means the most absolute and unqualified interest that can be held in land and indicates that the owner is free to hold the land in perpetuity and transfer it without hindrance;

“freehold lease” means an interest in land granted by an entity which owns the land in fee simple;

“ISO” means the International Organization for Standardization, a worldwide federation of national standards bodies;

“kJ/kg” means kilojoules per kilogram, a metric unit of measure used to describe the amount of heat released on combustion of one kilogram of combustible material, such as coal, under specific conditions;

“metallurgical coal” means the various grades of coal suitable for making steel, such as coking coal, which is used to make coke and PCI coal, which is used in the steelmaking process for its calorific value;

“overburden” means materials that overlie a mineral deposit;

“PCI” means coal that is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal. PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high quality coking coals which are typically more expensive;

“pit” means an open excavation from which the raw mineral being mined is extracted;

“preparation plant” means a facility for crushing, sizing and washing coal to prepare it for sale;

“raw coal” means coal that has been removed or exposed for removal from a mine, but that has not been processed in a preparation plant;

“seaborne metallurgical coal” means metallurgical coal that is exported by ocean going ships from the producing country to the consuming country and “seaborne hard coking coal” means a type of metallurgical coal used primarily for making coke in integrated steel mills;

“shovel” means a large electric or diesel powered machine used in the open-pit mining process to remove and load overburden or coal;

“strip ratio” means the ratio of the volume of overburden moved to the tonnage of coal produced, measured in terms of BCM of overburden per tonne of coal produced. A lower strip ratio is an operational advantage because less overburden has to be removed in order to expose the raw coal;

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“thermal coal” means coal that is used primarily for its heating value. Thermal coal tends not to have the carbonization properties possessed by metallurgical coals. Most thermal coal is used to produce electricity in thermal power plants;

“tonne” means a metric tonne, which is approximately 2,205 pounds, as compared to a “short” ton or “net” ton, which is 2,000 pounds, or a “long” ton or “British” ton, which is 2,240 pounds. Unless expressly stated otherwise, the metric tonne is the unit of measure used in this document;

“tonnes of coal” means, unless expressly stated otherwise, tonnes of clean coal (coal that has been processed in a preparation plant);

“tripoli” is a naturally occurring microcrystalline form of silica used in a variety of industrial applications;

“truck and shovel mining” is an open-pit mining method that utilizes shovels and large trucks to remove overburden from above the coal seam. The coal is then loaded with shovels or loaders and hauled out of the pit in large trucks;

“wollastonite” is a naturally occurring calcium silicate used in a variety of industrial applications.

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APPENDIX “C”:  DEFINITIONS OF MINERAL RESERVES AND MINERAL RESOURCES

Introduction

Fording Canadian Coal Trust is a reporting issuer in Canada and is subject to Canadian securities laws. These laws require that mineral deposits be reported in accordance with NI 43-101. NI 43-101 specifies the terms to be used in describing certain types of mineral deposits and the work required to be undertaken before certain of such terms may be used. Units are listed on the New York Stock Exchange and therefore the Trust is also subject to the jurisdiction of the Securities and Exchange Commission (the “SEC”). In particular, the SEC requirements with respect to the terms to be used when describing certain types of mineral deposits, and the work that must be undertaken before those terms can be used are set out in SEC Guide 7. When estimating and reporting mineral deposits including coal, NI 43-101 requires the application of the Canadian Institute of Mining, Metallurgy and Petroleum “CIM Definition Standards on Mineral Resources and Mineral Reserves” adopted by CIM Council, as those definitions may be amended (the “CIM Definition Standards”).

Part One — NI 43-101 (CIM Definition Standards)

All mineral reserves and mineral resources are estimated and reported as outlined in the CIM Definition Standards.

Under the CIM Definition Standards, the distinction between a “mineral reserve” and a “mineral resource” is that mineral reserves have been demonstrated by at least a preliminary feasibility study to be economically recoverable whereas mineral resources have not. Mineral resources are required to have only reasonable prospects for economic extraction. Accordingly, a mineral resource (unlike a mineral reserve) does not have demonstrated economic viability and may not currently be economically viable. For the purposes of calculating mineral reserves, economic viability is determined by reference to current economic conditions.

Mineral reserves and mineral resources are classified further according to the degree of certainty of existence. Mineral reserves are classified as proven mineral reserves and probable mineral reserves. Mineral resources are categorized as measured, indicated and inferred mineral resources.

Mineral Reserves versus Mineral Resources

A mineral resource is the occurrence of a mineral in a form, amount and quality that it has a reasonable prospect for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining. Mineral resources are upgraded to mineral reserves after a preliminary feasibility study shows that the mineral resource is anticipated to be economically mineable and external factors, such as economic, governmental affairs, legal, marketing, and socio-economic, are considered.

Proven and Probable

A proven mineral reserve is the economically mineable part of the measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of the indicated mineral resource and, in some cases, the measured mineral resource, demonstrated by at least a preliminary feasibility study. A preliminary feasibility study must include information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

Measured and Indicated

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with a high level of confidence.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence.

An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

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The estimates of measured and indicated mineral resources are based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pit, workings and drill holes that are spaced closely enough to confirm geological and grade continuity.

Inferred

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling, and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pit, workings and drill holes. Due to the uncertainty attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource or that it is economically or legally mineable. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. Accordingly, inferred mineral resources are excluded from estimates forming the basis of feasibility or other economic studies and cannot become part of a mineral reserve without first being upgraded to a measured or indicated mineral resource.

Part Two — SEC Guide 7 Definitions

Reserve

SEC Guide 7 defines a Reserve as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Proven Reserves

SEC Guide 7 defines a Proven Reserve as a reserve for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable Reserves

SEC Guide 7 defines a Probable Reserve as a reserve for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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APPENDIX “D”:  FORDING CANADIAN COAL TRUST
AUDIT COMMITTEE CHARTER

The term “Trust” herein shall refer to Fording Canadian Coal Trust and the term “Board” shall refer to the board of trustees of the Trust.

PURPOSE

The Audit Committee (the “Committee”) is a standing committee appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

•

oversee the integrity of the Trust’s financial statements and financial reporting process of the Trust and its subsidiaries, including the audit process and the Trust’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

•

oversee compliance with legal and regulatory requirements;

•

oversee the qualifications and independence of the external auditors;

•

oversee the work of the Trust’s financial management, internal audit function and external auditors in these areas; and

•

provide an open avenue of communication between the external auditors, the internal auditors, the Board, the board of directors of Fording (GP) ULC and the officers (collectively, “Management”) of the Trust, Fording (GP) ULC  and the Elk Valley Coal Partnership (the “Partnership”).

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in the resolution of the Board establishing this Committee, the Committee will have the following composition and procedures:

1.

Composition

The Committee shall consist of no fewer than three members. None of the members of the Committee shall be an officer or employee of the Trust, Fording (GP) ULC or any of its subsidiaries or the Partnership or any of its subsidiaries and each member of the Committee shall be an “Independent Trustee” (as defined in the Declaration of Trust of the Trust) and an “independent trustee” (in accordance with the definition of “independent director” from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Trust’s units are listed for trading); provided that the fact that a trustee is also a director of Fording Inc. will not disqualify the trustee from being a member of the Committee provided that the trustee would otherwise be eligible to be a member of the Committee. The Chair of the Board/CEO shall be invited to attend meetings of the Committee.

2.

Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a trustee. The Board may fill vacancies on the Committee by election from among its number. The Board shall fill any vacancy if the membership of the Committee is less than three trustees or the Committee does not have at least one member with accounting or related financial expertise. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all of its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of unitholders after his or her election or until his or her successor shall be duly elected and qualified.

3.

Financial literacy

All members of the Committee must be “financially literate” (as that term is interpreted by the Board in its business judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Trust’s units are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee must also have “accounting or related financial expertise” as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Trust’s securities are listed for trading or, if it is not so defined, as that term is interpreted by the Board in its business judgment.

4.

Service on Multiple Audit Committees

If a Committee member serves on more than three public issuer audit committees, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee and may disclose such determination in the annual proxy statement.

5.

Separate Executive Meetings

The Committee shall meet at least once every quarter, and more often as warranted, with the Chief Financial Officer(s) of the Partnership, Fording (GP) ULC and the Trust, the head of the internal audit function of such entities, if other than the Chief Financial Officer, and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

6.

Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Trust’s expense.

7.

Reliance

Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Trust from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditors, as to any information technology, internal audit and other non-audit services provided by the external auditors to the Trust and its subsidiaries.

8.

Review of Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The Committee shall evaluate its performance with reference to this Charter annually. The Committee will approve the form of disclosure of this Charter on the Trust’s website and, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Trust.

9.

Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

10.

Reporting to the Board

The Committee shall report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

11.

Committee Chair Responsibilities

The primary responsibility of the Committee Chair is to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Committee Chair will schedule meetings of the Committee, organize and present agendas for Committee meetings, oversee the distribution of information to the Committee sufficiently in advance of the meeting, preside over Committee meetings and report to the Board on Committee matters.

12.

Committee Meetings

The Committee may meet in person and by telephone or electronic means and, other than with respect to the review of the audited financial statements and the notes and Management’s Discussion and Analysis relating to such financial statements with Management and the external auditors, may act by means of a written resolution signed by all members entitled to vote on the matter.

SPECIFIC MANDATES OF THE COMMITTEE

The Committee shall:

I.

In Respect of the External Auditors

(a)

review the performance of the external auditors who shall report directly to the Committee and who are accountable to the Committee and the Board as the representatives of the unitholders, including the lead partner of the independent auditor team and make recommendations to the Board as to the reappointment or appointment of the external auditors of the Trust to be proposed in the Trust’s proxy statement for unitholder approval, but shall not have authority to terminate the external auditors without the approval of unitholders of the Trust;

(b)

review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendation to the Board;

(c)

approve the terms of engagement and the compensation to be paid by the Trust to the external auditors;

(d)

review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(e)

approve in advance all permitted non-audit services to be provided to the Trust or any of its affiliates by the external auditors or any of their affiliates, subject to any de minimus exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f)

if the Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection;

(g)

review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors;

(h)

approve guidelines for the hiring by the Trust of employees or former employees of the external auditors;

(i)

review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

(j)

review a report describing:

(i)

all critical accounting policies and practices to be used in the annual audit;

(ii)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(iii)

other material written communication between the external auditors and Management, such as any management letter or schedule of unadjusted differences;

(k)

review with the external auditors and Management the general audit approach and scope of proposed audits of the financial statements of the Trust and Fording (GP) ULC and its subsidiaries, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(l)

review the interim review engagement report of the external auditors before the release of interim financial statements; and

(m)

discuss with the external auditors any difficulties or disputes that arose with Management or the internal auditors during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of Management’s responses in correcting audit-related deficiencies.

II

In Respect of Financial Disclosure

(a)

review with the external auditors and Management:

(i)

the audited financial statements and the notes and Managements’ Discussion and Analysis relating to such financial statements, the annual report, the financial information of the Trust contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Trust and make recommendations to the Board for their approval;

(ii)

the interim financial statements and the notes and Managements’ Discussion and Analysis relating to such financial statements and approve their release to the public;

(iii)

the quality, appropriateness and acceptability of the Trust’s accounting principles and practices used in its financial reporting, changes in the Trust’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by Management from an independent or other audit firm or advisor  with respect to the accounting treatment of a particular item;

(v)

the effect of regulatory and accounting initiatives on the Trust’s financial statements and other financial disclosures;

(vi)

any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Trust;

(vii)

the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Trust and their impact on the reported financial results of the Trust;

(viii)

any legal matter, claim or contingency that could have a significant impact on the financial statements, the Trust’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Trust’s financial statements;

(ix)

review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Trust’s operations; and

(x)

the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.

(b)

review and resolve disagreements between Management and the external auditors regarding financial reporting or the application of any accounting principles or practices;

(c)

review earnings news releases , as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such review may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Trust gives earning guidance;

(d)

periodically assess procedures for the review of disclosure of financial information extracted or derived from the financial statements, other than the disclosure referred to in (a)(i) and (ii) above;

(e)

establish and monitor procedures for the receipt and treatment of complaints received by the Trust regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with Management and the internal auditors these procedures and any significant complaints received;

(f)

if requested by the Board, receive from the President and the Chief Financial Officer of the Trust a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Trust’s internal controls; and

(g)

review and discuss the Trust’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III

In Respect of Insurance

(a)

review annually insurance programs relating to the Trust and its investments.

IV

In Respect of the Internal Audit Function

(a)

determine the appropriate function for the Trust and oversee its processes and the terms of compensation for any individuals engaged in such function.

V

In Respect of Internal Controls

(a)

review the adequacy and effectiveness of the Trust’s internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls;

(b)

review annually a report on senior officer expenses;

(c)

oversee compliance with internal controls; and

(d)

periodically review and assess the Joint Code of Business Conduct in light of reports from Management on compliance and other reports received pursuant to the Whistleblower Hotline program and other procedures for the receipt, retention, and treatment of complaints received by the issuer.

VI

In Respect of Disclosure Controls and Procedures

(a)

review, discuss with Management and, to the extent the Audit Committee deems necessary or appropriate, the internal auditor and the external auditor, the Trust’s disclosure controls and procedures and make recommendations to the Board respecting the Trust’s disclosure controls and procedures. More particularly, the Audit Committee shall:

(i)

discuss and review Management’s annual evaluation of the effectiveness of disclosure controls and procedures;

(ii)

discuss with Management at least annually the guidelines and policies utilized with respect to financial, fraud and disclosure risk assessments; and

(iii)

receive updates from Management, including copies of any correspondence with securities regulators regarding financial reporting or disclosure matters.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Trust’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board of the Trust, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Trust, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and as a Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Trust’s financial information or public disclosure.